Exhibit 99.1
The Board of Directors and the CEO of
Olink Holding AB (publ)
Corporate identity number 559189-7755
submit the following
Annual report
and consolidated financial statements
for the financial year 1 January – 31 December 2022

Financial statements

Olink Holding AB (publ)
559189-7755

Olink Holding AB (publ)
559189-7755

Directors’ report
The Board of Directors and the CEO of Olink Holding AB (publ) hereby authorize the financial statements for 2022-01-01 – 2022-12-31 for issue. The Consolidated financial statements are presented in US dollars, USD. The Parent Company’s financial statements are presented in Swedish krona, SEK.
General information about the business
Olink Holding AB (publ) (the “Parent”, “Olink”) was incorporated under the laws of Sweden as a limited company (“Aktiebolag”) and has its registered office in Uppsala, Sweden. The Company’s business address is Uppsala Science Park, Dag Hammarskjölds väg 54A, SE-752 37 UPPSALA, Sweden.
The Parent provides management services to its subsidiaries.
The largest shareholder of Olink Holding AB (publ) is Summa Equity AB, Stockholm, Sweden owning 65 % of the shares as of December 31, 2022.
The Group develops, produces, markets and sells biotechnological products and services as well as related activities. The Groups purpose is to enable and accelerate the field of proteomics by providing a platform of products and services, developed with key opinion leaders (KOLs), that are deployed across major biopharmaceutical companies and leading clinical and academic institutions, to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science.
The Group supports customers in understanding real-time human biology through proteomics by providing clarity on mechanistic biology and pathways that drive disease; by identifying novel and causal drug targets, which guides candidate drug development; by revealing predictive biomarkers for drug response, disease risk and outcomes, which identifies which patients have the potential to benefit the most from new therapies and treatments; and, by detecting and characterizing indicators of disease and health to more proactively manage patient wellness. Our products and services play a role in decoding the biology of almost all disease areas and are used most frequently in immunology, oncology, neurology, cardiovascular and metabolic diseases. Ongoing innovation and incorporation of customer feedback has allowed our platform to become an industry leader with respect to performance, high-multiplex, information accessibility, and ease-of-use. Our dedication to customer satisfaction and quality has enabled us to expand our existing customer base from inception in 2016.
Since our inception, we have served a customer base of approximately 926 customer accounts in over 40 countries worldwide. We support 75% of the world’s largest 50 biopharmaceutical companies by 2021 research and development spending , including 19 of the largest 20, and many leading academic institutions. Many of these customers have carefully vetted and validated the technology before adopting Olink as part of their drug development programs. Our customers primarily include academic, government, biopharmaceutical, biotechnology and other institutions focused on life science research. Our revenue is principally generated from two segments, Kit and Service. Kit revenues refer to the sale of our panels directly to customers that run the kit and analysis in their own labs. Service revenues refer to the sale of our panels through our fee for service lab, where we run the analysis on our products on behalf of our customers.
Group’s sales are concentrated such that 48% of sales in 2022 and 45% of sales in 2021 are with biopharmaceutical and academia customers based in the U.S. We operate a global direct sales model across all our regions (Americas, EMEA and APAC) and customer segments.

Important conditions and significant events
The legal status of Knilo HoldCo AB was changed under Swedish law from a private limited company to a public limited company and the name was changed to Olink Holding AB (publ) on

Olink Holding AB (publ)
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January 27, 2021. The change in legal status and name has no material impact on the Group’s financial statements.
In March 2021, Olink successfully listed on Nasdaq, New York, and became a publicly traded company.
Subsequent events
Subsequent to the end of the reporting period, the Group launched a public offering of 5,831,028 ADSs on January 18, 2023, each representing one common share of the Company (the “ADSs”), consisting of 4,250,000 ADSs offered by the Company and 1,581,028 ADSs offered by certain selling shareholders of the Company (the “Selling Shareholders”). In addition, the Company granted the underwriters a 30-day option to purchase up to 874,654 additional ADSs. The Company will not receive any proceeds from the sale of the ADSs by the Selling Shareholders. The offering closed on January 23, 2023 with respect to the initial 4,250,000 ADSs offered by the company and 1,581,028 ADSs/shares offered by the selling stockholders. The option granted to the underwriters closed February 13, 2023 with a total of 760,253 ADSs offered by the company pursuant to the 30-day time period. Total proceeds from the share issue after deducting the underwriting discounts, but before deducting other public offering costs is $95,195 thousand.
Future expected development and significant risks
The business will continue to develop strongly through continued market investments in the countries in which we operate. Emphasis will also be on further developing the product portfolio and the customer offering.
The Group operates in a highly expansive competitive market where a number of stakeholders may be interested in trying to develop innovative products based on new or existing technologies that may compete and thereby influence the Group's expected economic development.
The Group has multi-year strategic agreements with main suppliers and is dependent on these main suppliers to continue to supply the Group with raw materials according to plan and agreement.
Research and development
We deploy a substantial portion of our resources on developing new products and solutions. Our research and development efforts are focused on identifying and developing new biomarker expressions through our Affinity program, improving the performance in existing products and developing new product lines and features such as the Olink Signature program, which we launched in the second half of 2021. We incurred research and development expenses of $26.3 million in 2022, compared to $22.1 million in 2021. We intend to continue to make significant investments in this area for the foreseeable future. In 2020, we invested $5.0 million in the acquisition of Agrisera AB, which enabled us to vertically integrate our supply chain of antibodies.
Foreign subsidiaries
Olink owns 100 % of Olink OldCo AB, Olink Finance AB and Olink Proteomics AB. Olink Proteomics AB is a 100% owner of the Group’s existing foreign subsidiaries: Olink Proteomics Inc (USA), Olink Proteomics BV (Netherlands), Olink Proteomics Ltd (United Kingdom), Olink Proteomics GmbH (Germany), Olink Proteomics KK (Japan), Olink Biotech (Shanghai) Co., Ltd (China) and Olink Proteomics SAS (France). Since 2020, Olink Proteomics AB also owns 100% of Agrisera AB.
Financial instruments
During 2021, the Group repaid its external loan that was part of the financing of Summa’s acquisition. At December 31, 2022 and December 31, 2021 the Group had no borrowings. Other financial risks mainly relate to business risks (sales growth not achieved, suppliers who cannot

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deliver), credit risks (the risk that customers are not able to pay) and currency risk (the risk that currency rate changes impact the business negatively).

Sustainability disclosures
A sustainability report has been prepared for the year 2022 and can be found on the Olink website www.olink.com.
Ownership
Olink is owned to 65% by Summa Equity AB. None of the remaining shareholders own more than 10%.
Impact of Covid-19

The COVID-19 pandemic has adversely affected, and we expect will continue to adversely affect, elements of our business. COVID-19 has primarily disrupted the customer end of the supply chain, with our customers’ labs operating at reduced capacity for extended portions of 2020, in particular as customers have had issues accessing their labs. In 2021 and 2022, we observed a lower impact from the COVID-19 pandemic than in 2020, but certain regions such as China have been more impacted by continued lockdowns in 2021 and 2022. Our production and manufacturing facilities are located in Uppsala, Sweden and Waltham, Massachusetts and we have not to date experienced any material disruptions to our production or supply of goods. We increased our inventory level in 2020 and 2021 in order to operate with a higher level of inventory than we have done historically.  Although we have seen a reduction in demand due to the lingering impacts of the COVID-19 pandemic, we have not observed any significant changes in our underlying customer base, and we have been and will continue to serve our customers, even at reduced levels, until their activities return to normal. The gradual recovery of revenue we have seen compared with previous levels reflects the underlying factors affecting demand, including the easing of lockdown restrictions and the partial or full reopening of academic and biopharmaceutical research laboratories around the world. At December 31, 2022 we concluded there was no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables.

Impact of Ukraine conflict

We are continuing to closely monitor how the pandemic and related response measures and the armed conflict between Russia and Ukraine, are affecting our business. At December 31, 2022 we concluded there was no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables. Olink does not have significant sales or direct supply from Russia, Belarus, or Ukraine, though the impact from the armed conflict between Russia and Ukraine on macro-economic conditions is currently unknown and could in the future have a negative effect on our results of operations, cash flows, financial condition or growth plans. Although we have not yet detected an increase in cyberattacks or attempted cyberattacks, we continue to closely monitor our IT systems based on the general risk of potential cyberattacks by state or quasi-state actors as a result of the Russia/Ukraine conflict.

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559189-7755

Financial overview
Condensed financial development.

Group

Amounts in thousands of US Dollars	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020	For the period from January 4, 2019 through December 31, 2019

Revenue	139,848	94,973	54,067	41,693
Loss after financial items	(15,407)	(46,545)	(7,259)	(18,530)
Total assets	476,290	539,778	425,325	346,919
Number of employees	582	416	172	118
Equity ratio*	86%	88%	70%	59%
Parent Company

Amounts in thousands of SEK	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020	For the period from January 4, 2019 through December 31, 2019

Revenue	25,393	17,255	—	—
Loss after financial items	(156,124)	(149,593)	(52,835)	21,387
Total assets	9,805,804	4,714,785	2,679,336	2,466,306
Number of employees	2	1	0.25	—
Equity ratio*	47%	100%	99%	84%
*Equity and untaxed reserves (net of deferred tax) in relation to total assets.

Olink Holding AB (publ)
559189-7755

Proposition to allocation of loss
The following amounts in Swedish kronor are available to the Annual General Meeting:

SEK
The following are available to the Annual General Meeting:
Share premium reserve	4,550,093,010
Accumulated loss	(202,031,931)
4,348,061,079

The Board proposes that the profits be disposed of so that:
to be carried forward	4,348,061,079

Further information regarding profit and financial position can be found in the subsequent financial statements with accompanying year-end comments.

Olink Holding AB (publ)
559189-7755

Consolidated statement of income and other comprehensive income for the year ended December 31, 2022 and for the year ended December 31, 2021

Amounts in thousands of US Dollars	Note	For the year ended December 31, 2022	For the year ended December 31, 2021
Revenue	5	139,848	94,973
Cost of goods sold	7,9	(45,349)	(36,764)
Gross profit		$94,499	$58,209
Selling expenses	7,9	(44,673)	(33,668)
Administrative expenses	7,8,9	(54,274)	(47,495)
Research and development expenses	7,9	(26,345)	(22,141)
Other operating income	6	191	443
Operating loss		($30,602)	($44,652)
Financial income	10	15,726	1,972
Financial expenses	10	(531)	(3,865)
Loss before tax		(15,407)	(46,545)
Income tax	11	2,556	8,206
Net loss for the period (Attributable to owners of the company)		($12,851)	($38,339)

Consolidated statement of comprehensive income

Net loss for the period		($12,851)	($38,339)
Other comprehensive income/(loss):
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(60,289)	(37,659)
Other comprehensive income/(loss) for the, period, net of tax		(60,289)	(37,659)
Total comprehensive loss for the period, net of tax		($73,140)	($75,998)
Total comprehensive loss for the period (Attributable to the owners of the company)		($73,140)	($75,998)
Basic and diluted loss per share	25	(0.11)	(0.43)

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559189-7755

Consolidated statement of financial position as of December 31, 2022 and as of December 31, 2021

Amounts in thousands of US Dollars	Note	As of December 31, 2022	As of December 31, 2021
ASSETS
Non-current assets
Intangible assets	14	$257,480	$308,124
Property, plant and equipment	15	15,056	12,696
Right-of-use asset	16	9,891	8,778
Deferred tax assets	11	10,846	9,091
Other long-term receivables	17	571	422
Total non-current assets		293,844	339,111
Current assets
Inventories	18	44,246	28,940
Trade receivables	19	52,743	42,061
Other receivables	20	2,562	4,094
Prepaid expenses and accrued income		7,786	7,476
Cash at bank and in hand		75,109	118,096
Total current assets		182,446	200,667
TOTAL ASSETS		$476,290	$539,778
EQUITY
Share capital	21	30,988	30,964
Other contributed capital	21	514,133	506,008
Reserves		(58,588)	1,701
Accumulated losses		(75,848)	(62,997)
Total equity attributable to owners of the company		$410,685	$475,676
LIABILITIES
Non-current liabilities
Lease liabilities	16	7,322	5,427
Deferred tax liabilities	11	22,196	27,092
Total non-current liabilities		29,518	32,519
Current liabilities
Lease liabilities	16	2,113	2,952
Accounts payable		6,885	8,668
Current tax liabilities	11	1,389	314
Other current liabilities	23	25,700	19,649
Total current liabilities		$36,086	$31,583
Total liabilities		$65,605	$64,102
TOTAL EQUITY AND LIABILITIES		476,290	539,778

Olink Holding AB (publ)
559189-7755

Consolidated Statements of Changes in Equity for the year ended December 31, 2022 and for the year ended December 31, 2021

Amounts in thousands of U.S. Dollars	Notes	Share capital	Other contributed capital	Translation reserve	Accumulated loss	Total equity
At December 31, 2020	21	$27,224	$257,774	$39,360	($24,658)	$299,700
Net loss for the period		-	-	-	(38,339)	(38,339)
Other comprehensive income for the period		-	-	(37,659)	-	(37,659)
Total comprehensive loss for the period		-	-	(37,659)	(38,339)	(75,998)
Transactions with shareholders in their role as owners
New share issue	21	3,741	245,543	-	-	249,284
Share based compensation program		-	2,691	-	-	2,691
At December 31, 2021	21	$30,965	$506,008	$1,701	($62,997)	$475,677
Net loss for the period		-	-	-	(12,851)	(12,851)
Other comprehensive income for the period		-	-	(60,289)	-	(60,289)
Total comprehensive loss for the period		-	-	(60,289)	(12,851)	(73,141)
Transactions with shareholders in their role as owners						—
New share issue	21	24	-	-	-	24
Share based compensation program	22	-	8,125	-	-	8,125
At December 31, 2022	21	$30,988	$514,133	($58,588)	($75,848)	$410,685

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559189-7755

Consolidated Statement of Cash Flows for the year ended December 31, 2022 and for the year ended December 31, 2021

Amounts in thousands of US Dollars	Note	For the year ended December 31, 2022	For the year ended December 31, 2021
Operating activities
Loss before tax		($15,407)	($46,545)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization	14,15,16	17,326	15,802
Net finance (income)/expense	10, 16	(15,164)	1,893
Loss on sale of assets		465	502
Share based payment expense		7,907	2,524
Other		233	—
Interest received		1,159	98
Interest paid		(531)	(2,312)
Other finance income		508	—
Tax received/(paid)		1,297	(2,266)
Cashflow from operating activities before change in working capital		($2,207)	($30,304)
Changes in working capital:
(Increase) in inventories		(18,934)	(10,158)
(Increase)/Decrease in accounts receivable		(13,867)	(12,172)
(Increase)/Decrease in other current receivables		(1,950)	(6,105)
Increase/(Decrease) in trade payables		(751)	3,014
Increase/(Decrease) in other current liabilities		7,643	2,039
Cash flow used in operating activities		($30,066)	($53,686)
Investing activities
Purchase of intangible assets	14	(1,378)	(4,325)
Purchase of property, plant and equipment	15	(7,173)	(10,482)
Proceeds from sale of property, plant and equipment		—	144
Acquisition of subsidiaries, net of cash acquired	13	—	—
Decrease/(Increase) in other non-current financial assets		(162)	(297)
Cash flow used in investing activities		($8,713)	($14,960)
Financing activities
Proceeds from issue of share capital	21	24	264,706
Share issue costs		—	(19,484)
Proceeds from interest-bearing liabilities	17.4	—	2,312
Repayment of interest-bearing loans and borrowings		—	(65,627)
Payment of principal portion of lease liability	17.4	(2,908)	(2,845)
Received from shareholder contributions		—	—
Cash flow from financing activities		($2,884)	$179,062
Net cash flow during the period		(41,663)	110,415
Cash at bank and in hand at the beginning of the period		118,096	8,656
Net foreign exchange difference		(1,324)	(975)
Cash at bank and in hand at the end of the period		$75,109	$118,096

Olink Holding AB (publ)
559189-7755

Notes to the consolidated financial statements
1. General Information
Olink Holding AB (publ) (f/k/a Knilo HoldCo AB) (the “Parent” or "Group") was incorporated under the laws of Sweden as a limited company (“Aktiebolag”) and has its registered office in Uppsala, Sweden. The Parent was incorporated on January 4, 2019 for the purpose of the acquisition of Olink OldCo AB and its subsidiaries. The business address of Olink Holding AB (publ) (f/k/a Knilo HoldCo AB) is Uppsala Science Park, Dag Hammarskjölds väg 54A, SE-752 37 UPPSALA, Sweden.

On March 29, 2021, Olink Holding AB (Publ) completed its initial public offering in the United States. The Company’s American Depositary Shares (“ADSs”) were approved for listing on The Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “OLK”. Trading on Nasdaq commenced at market open on March 25, 2021. The ultimate parent of the Company is Summa Equity Holding AB, Stockholm, Sweden.

The Parent provides management services to its subsidiaries. The Parent owns 100% Olink Finance AB, a company incorporated on 4 January 2019 under the laws of Sweden and has its registered office in Uppsala, Sweden. Olink Finance AB was used to acquire Olink OldCo AB on March 7, 2019 (“Olink Acquisition”).
The largest shareholder of Olink Holding AB (publ) is Summa Equity AB, Stockholm, Sweden owning 65 % of the shares December 31, 2022.
The Group develops, produces, markets and sells biotechnological products and services along with thereof related activities.
The Group’s financial statements were authorized for issue by the Board of Directors on March 24, 2023.

2. Significant Accounting Policies
The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to the consolidated financial statements for all periods presented, unless otherwise stated.
Unless otherwise stated, all amounts are in thousands of U.S. Dollars.
Basis of preparation
The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as adopted by EU, the Swedish Financial Reporting Board’s recommendation RFR 1 Supplementary Accounting Rules for Groups and the Annual Accounts Act.
The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the respective accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.
Assets and liabilities have been valued at acquisition cost. There are no financial assets and liabilities measured at fair value on a recurring basis.
New and amended standards and interpretations
The following amendments can be applied for the first time in the annual reporting period commencing January 1, 2022:

•Reference to the Conceptual Framework - amendments to IFRS 3,
•Property, Plant and Equipment - Proceeds before Intended Use - amendments to IAS 16,
•Onerous Contracts - Cost of Fulfilling a Contract - amendments to IAS 37,

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•Annual Improvements to IFRS Standards 2018-2020 - amendments to IFRS 1, IFRS 9, IFRS 16, and IFRS 41

The amendments listed above did not have any impact on the amounts recognized in the current period and are not expected to significantly affect future periods.
New and amended standards not yet effective
The following new accounting standards, amendments to accounting standards and interpretations have been published but are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Company.

•Amendments to IFRS 16: Lease liability measurement in sale and leaseback transaction - IFRS16,
•Amendments to IAS 1: Presentation of Financial Statements - Classification of Liabilities as Current or Non-current,
•Amendments to IAS 1: Presentation of Financial Statements - Disclosure of Accounting Policies,
•Amendments to IAS 1: Amendments regarding the classification of debt with covenants
•Amendments to IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors - Definition of Accounting Estimates,
•Amendments to IAS 12: Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction,
•Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
•Initial Application of IFRS 17 and IFRS 9 – Comparative Information (Amendments to IFRS 17)

These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.
Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries each period presented. Subsidiaries are all entities over which the Company has control.Control is achieved when the Company are exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Such subsidiaries are consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases.
Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the period are included in the consolidated financial statements from the date the Group gain control until the date the Group ceases to control the subsidiary. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.
Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
The accounting principles for subsidiaries have been changed, where applicable, to ensure a consistent application of the Group’s accounting principles.
Significant Accounting Policies
i. Business combinations
Business combinations are accounted for using the acquisition accounting method. Consideration transferred, identifiable assets and liabilities assumed are measured at fair value at acquisition date.
Where the consideration transferred, together with any non-controlling interest, exceeds the fair value of the assets acquired and liabilities assumed, the excess is recorded as goodwill. The costs of effecting an acquisition are charged to the consolidated statement of income in the period in which they are incurred. Goodwill is capitalized as a separate item in the case of subsidiaries and as part of

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the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired.
ii. Foreign currency translation
Functional and presentation currency
The consolidated financial statements are presented in U.S. Dollars. For each subsidiary, the Group determines the functional currency and items included in the financial statements of each subsidiary are measured using that functional currency. In all cases the functional currency of a subsidiary is that of the primary country of operations of that subsidiary. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.
Transactions and balances
Foreign currency transactions of the Group are translated into the functional currency using the exchange rates prevailing on the transaction dates.
Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Non-monetary assets and liabilities measured in terms of historic cost in a foreign currency are translated into the functional currency using the exchange rates prevailing on the initial transaction dates. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates prevailing on the date when the fair value is determined.
Differences arising on settlement or translation of monetary items are recognized in the consolidated statement of income.
Translation of foreign subsidiaries
The results and the financial position for all the Group subsidiaries with a functional currency other than the U.S. Dollar are translated into U.S. Dollars, as follows:
•    Assets and liabilities at each balance sheet date are translated using the exchange rates prevailing at that balance sheet date;
•    Income statements are translated using the average exchange rate prevailing at the corresponding month;
•    Exchange differences arising on translation for consolidation are recognized in Other Comprehensive Income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss; and
•    Goodwill and fair value adjustments arising from the acquisition of foreign operations are treated as assets and liabilities in these operations and are translated to the exchange rate at the balance sheet date.
iii. Revenue recognition
The Group generates revenue through provision of analysis services, from the sale of its products in the form of kits and also from provision of custom development services. Value added tax and other sales taxes are excluded from revenue and products are generally sold without the right of return or rebates.

The Group accounts for a contract or a group of contracts when the following criteria are met: the parties to the contract have approved the contract in which their rights, their obligations and the payment

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terms have been identified, the contract has commercial substance, and the collectability of the consideration is probable. Contracts with customers do not contain variable consideration.
Kit
Our Kit segment includes product sales of Explore, Flex, Focus and Target. Revenue from the sale of kits is recognized at the point in time when control of the products has transferred to the customer according to the shipping terms. Shipping and handling costs billed to customers are included in product revenue in the consolidated statement of income. The majority of the contracts for Kit products relate to sales orders containing single bundled performance obligations. The average time from order to delivery is less than 1 month.

Analysis Services

The Group generates analysis services revenue from performing assay on customer samples to generate data on protein biomarkers. Revenue from the services is recognized at the point in time that the results of the analysis are transferred electronically to the customer. The majority of the analysis services contracts relate to sales orders containing single bundled performance obligation for the performance of services at fixed prices. Analysis services are sold at a fixed price per sample without any volume discounts, rebates, or refunds. The average duration of services contracts is less than 2 months.
Custom development services
Custom development projects are quoted at fixed price and extend over several months. Revenue from the performance of custom development services is recognized over time since the Group has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. These contracts contain a single bundled performance obligation being the provision of custom development services of panels for performing assays on samples. The Group generally uses an input method to determine the progress completed of custom development service arrangements because there is a direct relationship between the effort (i.e. based on costs incurred against expected total costs) and the transfer of service to the customer.
The average duration of a service contracts is less than 12 months.

iv. Cost of goods sold
Cost of goods sold primarily consists of manufacturing costs incurred in the production process including personnel and related costs; costs of component materials; depreciation; manufacturing overhead; delivery costs and allocated costs including facilities and information technology. In addition, cost of goods sold includes royalty costs for licensed technologies included in our products, provisions for slow-moving and obsolete inventory.
v. Research and development
Expenditure on research activities is recognized in profit or loss as incurred.
Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.
Amortization begins from the time the asset is ready for use. Depreciation is made on a straight-line basis over the useful life. The useful life is determined when the development project is finished and is estimated to 5 years.

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vi. Legal and other disputes
Provision is made for the anticipated settlement costs of legal or other disputes against the Group where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome.
vii. Leases
When the Group enters into contractual agreements, an assessment is performed to determine if the contract contains a lease. The Group identifies a lease if it conveys the right to control the use of an identified asset for a specific period in exchange for a determined consideration. At inception, a right-of-use asset for the underlying asset and corresponding lease liability are presented in the consolidated balance sheet measured on a present value basis except for short-term leases (expected term of 12 months or less) and leases with low value underlying asset for which payments are recorded as an expense on a straight-line basis over the lease term.
Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The right-of-use-assets are depreciated on a straight-line basis over the expected lease term of the underlying asset. Non-lease components are accounted for separately from the lease components.
Lease liabilities are measured at present value of non-cancellable payments of the expected lease term, which are mostly made of fixed payments of rent excluding maintenance fees; variable payments that are based on an index or a rate; amounts expected to be payable as residual value guaranties and extension or termination option if reasonably certain to be exercised.
The Group estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. The Group considers all facts that create incentive to exercise an extension option or not to take a termination option including leasehold improvements, significant modification of the underlying asset or a business decision. The extension or termination options are only included in the lease term if it is reasonably certain of being exercised.
The discount rate used in the present value calculation is the incremental borrowing rate ("IBR") unless the implicit interest rate in the lease can be readily determined. The Group estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Group considers its credit worthiness, the term of the arrangement, any collateral received and the economic environment. The incremental borrowing rates are subject to change mainly due to changes in the economic environment.
The lease liabilities are subsequently adjusted to reflect interest on the lease liabilities and lease payments made. Lease liabilities are remeasured (along with the corresponding adjustment to the right-of-use asset), whenever the following situations occur; a modification in the lease term, a change in the assessment of an option to purchase, a modification in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments. In addition, upon partial or full termination of a lease, the difference between the carrying amounts of the lease liability and the right-of-use asset is recorded in the consolidated statements of earnings.
viii. Intangible assets
Goodwill
Goodwill is the excess of the consideration transferred over the net identifiable assets acquired and liabilities assumed. Goodwill is stated at cost less impairments, is deemed to have an indefinite useful life and is tested for impairment at least annually.

Olink Holding AB (publ)
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Other intangible assets
Intangible assets are stated at cost less provisions for amortization and impairments. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition.
Licenses separately acquired or acquired as part of a business combination are amortized over their estimated useful lives, using the straight-line basis, from the time they are available for use.
Customer relationships and technology acquired as part of a business combination are amortized over their estimated useful lives, using the straight-line basis.
Brands acquired as part of a business combination are deemed to have indefinite useful lives. The acquired brands are well-established within the industry, as evidenced by continued demand from and collaboration with blue chip research institutions. Further, the business is expected to operate under these brands for the foreseeable future, thus supporting the indefinite classification. These intangible assets are not amortized, but are tested for impairment annually, either individually or at the cash- generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.
Licenses and customer relationships have estimated useful lives of up to 10 years and research and development technology have estimated useful lives of up to 15 years. Asset lives are reviewed, and where appropriate adjusted, annually.
ix. Property, plant and equipment
Property, plant and equipment (PP&E) includes leasehold improvements; plant and machinery; furniture fittings and equipment; and assets under construction. PP&E is stated at the cost of purchase or construction, less provisions for depreciation and impairment. Depreciation is calculated to write off the cost less residual value of PP&E, excluding freehold land, using the straight-line basis over the expected useful life. Residual values and lives are reviewed, and where appropriate adjusted annually. The normal expected useful lives of the major categories of PP&E are:
•Leasehold improvements shorter of the lease term or useful life
•Plant and machinery 5 years
•Furniture, fittings and equipment 5 years
On disposal of PP&E, the cost and related accumulated depreciation and impairments are removed from the balance sheet and the net amount, less any proceeds, is recognized in the income statement.
x. Impairment of non-current assets
The carrying values of non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger cash generating unit (“CGU”), when there is an indication that the assets might be impaired. Additionally, goodwill, intangible assets with indefinite useful lives and intangible assets which are not yet available for use are tested for impairment annually. Any provision for impairment is charged to the income statement.
Impairments of goodwill are not reversed. Impairment losses on other non-current assets are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of depreciation or amortization, had no impairments been recognized.

Olink Holding AB (publ)
559189-7755

xi. Inventories
Inventory is stated at the lower of cost or net realizable value on a first-in, first-out basis. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated based on normal operating capacity. Cost is determined using a standard cost system, whereby the standard costs are updated periodically to reflect current costs.

The Group estimates the recoverability of inventory by referencing estimates of future demands and product life cycles, including expiration. The Group periodically analyses its inventory levels to identify inventory that may expire prior to expected usage or no longer meets quality specifications. When we have identified inventories to be in excess or obsolete, we write down the value of those inventories to their net realizable value based upon judgment and estimates about future demand and market conditions.
Direct and indirect manufacturing costs incurred during research and development activities are expensed to research and development as consumed.
xii. Financial instruments
Financial assets
The Group’s financial assets are comprised of cash and cash equivalents, trade and other receivables, and other non-current assets. All financial assets are recognized initially at fair value. Purchases and sales of financial assets are recognized on the settlement date, being the date upon which the Group commits to purchase or sell the asset.
Financial assets are measured either at amortized cost, fair value through other comprehensive income (“FVTOCI”) or fair value through profit or loss (“FVTPL”). The measurement basis is determined by reference to both the business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. For financial assets other than trade receivables, a 12-month expected credit loss (“ECL”) allowance is recorded on initial recognition. If there is subsequent evidence of a significant increase in the credit risk of an asset, the allowance is increased to reflect the full lifetime ECL. If there is no realistic prospect of recovery, the asset is written off.
ECLs are recognized in the Statement of income and OCI on financial assets measured at amortized cost and at fair value through other comprehensive income apart from equity investments.
Trade receivables
Trade receivables are measured at amortized cost and are carried at the original invoice amount less ECL allowance. For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience.
When a trade receivable is determined to have no reasonable expectation of recovery it is written off against any ECL allowance available and then to the income statement. Subsequent recoveries of amounts previously provided for or written off are credited to the income statement.
Cash and cash equivalents
Cash and cash equivalents are measured at amortized cost and includes cash on hand and call deposits with financial institutions.
Bank overdrafts are shown within interest-bearing liabilities in current liabilities in the consolidated balance sheet.

Olink Holding AB (publ)
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Financial liabilities
The Group’ financial liabilities include trade and other payables, loans and borrowings (including bank overdrafts), and other liabilities. All financial liabilities, except lease liabilities, are recognized initially at fair value.
Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans, borrowings and payables, net of directly attributable transaction costs.
Loans and borrowings are subsequently carried at amortized cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognized as a charge to the consolidated statements of other comprehensive income over the period of the relevant borrowing.
Derecognition of financial assets and liabilities
Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or transfer and the Group has transferred substantially the risks and rewards of ownership. Financial liabilities are derecognized when the contractual obligations are discharged or cancelled or expired. When the terms of a financial liability are modified, and not derecognized, the gain or loss is recognized in the statement of income and other comprehensive income. The gain or loss is the difference between the original contractual cash flows and the modified cash flows discounted to the original effective interest rate.

xiii. Pension obligations
The Group operate defined-contribution plans for the benefit of its employees. The Group has no further payment obligations once the contributions have been paid. The Group’ contributions to defined contribution plans are expensed as incurred.
xiv. Shared-based payments
Share-based compensation benefits are provided to employees, consultants and directors via the Group's Amended and Restated 2021 Incentive Award Plan, including stock options (ISO), restricted stock unit awards (RSU). Information relating to these schemes is set out in note 22.
Stock options
The fair value of options granted under the stock options program is recognized as an employee benefits expense, with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted and taking into consideration any impact from service conditions.
The total expense is recognized over the vesting period of four years, which is the period over which the vesting conditions are to be satisfied. At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.
Restricted stock units
Under the employee restricted stock units scheme, the RSUs will vest during a four- year period and new shares will be issued when the RSU vest for no cash consideration. Over the vesting period, the market value of the RSUs is recognized as an employee benefits expense, with a corresponding increase in equity.

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The total expense is recognized over the vesting period of four years, which is the period over which the vesting conditions are to be satisfied. At the end of each period, the Group revises its estimates of the number of RSUs that are expected to vest based on the service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.
xv. Current and deferred income tax
Current income tax is provided at the amounts expected to be paid, applying tax rates that have been enacted or substantively enacted by the balance sheet date.
Deferred income tax results from temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Deferred income tax based on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax is provided using rates of tax that have been enacted or substantively enacted by the balance sheet date.
Where an uncertain tax position is identified, management will make a judgement as to what the probable outcome will be, assuming the relevant tax authority has full knowledge of the situation. When an economic outflow is probable to arise, a provision is made for the best estimate of the liability. In estimating any such liability, the Group applies a risk-based approach which accounts for the probability that the Group would be able to obtain compensatory adjustments under international tax treaties. These estimates consider the specific circumstances of each dispute and relevant external advice.
xvi. Government grants
Government grants related to assets are initially recognized as deferred income at fair value if there is reasonable assurance that they will be received, and the Group will comply with the conditions associated with the grant; they are then recognized in profit or loss as other income on a systematic basis over the useful life of the asset.

Grants that compensate the Group for expenses incurred are recognized in profit or loss as other income on a systematic basis in the periods in which the expenses are recognized, unless the conditions for receiving the grant are met after the related expenses have been recognized. In this case, the grant is recognized when it becomes receivable.

3. Significant accounting estimates and judgements

Impact of Covid-19
The COVID-19 pandemic has adversely affected, and we expect will continue to adversely affect, elements of our business. COVID-19 has primarily disrupted the customer end of the supply chain, with some customer labs operating at reduced capacity. Our production and manufacturing facilities are located in Uppsala, Sweden and Waltham, Massachusetts and we have not to date experienced any material disruptions to our production or supply of goods. However, we increased our inventory level in 2020 and 2021 in order to operate with a higher level of inventory than we have done historically.  Although we have seen a reduction in demand due to the lingering impacts of the COVID-19 pandemic, we have not observed any significant changes in our underlying customer base, and we have been and will continue to serve our customers, even at reduced levels, until their activities return to normal. The gradual recovery of revenue we have seen compared with previous levels reflects the underlying factors affecting demand, including the easing of lockdown restrictions and the partial or full reopening of academic and biopharmaceutical research laboratories around the world. At December 31,

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2022, we concluded there was no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables.
Impact of Ukraine conflict
We are continuing to closely monitor how the pandemic and related response measures and the armed conflict between Russia and Ukraine, are affecting our business. At December 31, 2022 we concluded there was no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables. Olink does not have significant sales or direct supply from Russia, Belarus, or Ukraine, though the impact from the armed conflict between Russia and Ukraine on macro-economic conditions is currently unknown and could in the future have a negative effect on our results of operations, cash flows, financial condition or growth plans. Although we have not yet detected an increase in cyberattacks or attempted cyberattacks, we continue to closely monitor our IT systems based on the general risk of potential cyberattacks by state or quasi-state actors as a result of the Russia/Ukraine conflict.
The preparation of the Group’ consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Actual amounts and results could differ from those estimates. In the process of applying the Group’ accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated Group financial statements:
3.1 Share-based compensation
The Group measures the cost of equity-settled transactions with employees and non-employees by reference to the fair value of the equity instruments at the date at which they are granted. The assumptions and models used for estimating the fair value of share-based compensation transactions are disclosed in Note 22 . The Group also estimates a forfeiture rate to calculate the stock-based compensation expense for the awards. The forfeiture rate is estimated based on an analysis of actual forfeitures.
3.2 Goodwill impairment
In accordance with the accounting policy described in x in Note 2.3, the Group annually performs an impairment test on goodwill. The assumptions used for estimating fair value and assessing available headroom based on conditions that existed at the testing date are disclosed in note 14.
3.3 Deferred taxes
The Group has recognized deferred tax assets for fiscal loss carry-forwards, and deductible temporary differences. The Group considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. At period end, we assess whether there is convincing evidence that the Group will generate future taxable income against which deferred tax assets can be utilized and, thus, that recovery is probable. See Note 11.

3.4 Leases
At initial recognition and subsequent remeasurement, management uses judgement to determine the appropriate term applied in a lease contract. The outcome may turn out not to match the actual outcome of the lease and may have an adverse effect on the right-of-use assets. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Olink Holding AB (publ)
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The discount rate is used to determine the initial carrying amount of the lease liabilities and the right-of-use assets. The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its IBR to measure lease liabilities. The Group estimate the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

3.5 Development costs
The Group has a process to determine whether development costs meet the criteria for capitalization. However, based on management’s judgement and the nature of the development activities, such criteria and in particular technical and economic feasibility is normally not met until the development phase is complete.

4. Financial risk management
4.1 Financial risk factors

The Group's activities are subject to several financial risks: market risk (including exchange rate risk and interest rate risk), credit risk and liquidity risk. The Group strives to minimize potential unfavorable effects from these risks on the Group financial results.

The aim of the Group financial operations is to:
•    Ensure that the Group can meet their financial obligations timely
•    Manage financial risks; and,
•    Ensure a supply of necessary financing.

The Group’ risk management is predominantly controlled by senior management.
Market risk — Currency risk (transaction risk)
The Group operates internationally and are exposed to foreign exchange risk where invoicing is made in a currency other than the functional currency of the relevant Group entity. Primarily, the Group is exposed to currency risk in Group companies with SEK as the functional currency. The primary risks in these companies are USD/SEK, EUR/SEK, GBP/SEK and JPY/SEK due to sales (trade receivables) and purchases (trade payables). Mitigation of this risk occurs naturally by partially matching costs in the same foreign currency and obtaining borrowings, as required, in the same foreign currency. The currency risk is monitored on a regular basis. The Group has not entered into derivative currency arrangements.
Exposure
The Group's primary exposure to foreign currency risk at the end of the reporting period was as follows:

	As of December 31, 2022
Amounts in thousands of US Dollars	U.S.$	EUR	GBP	JPY
Trade receivables	$18,095	$8,509	$1,912	$1,403
Trade payable	$2,258	$1,183	$8	$2
Interest-bearing loans and borrowings	—	—	—	—
	$20,353	$9,692	$1,920	$1,405

Olink Holding AB (publ)
559189-7755

	As of December 31, 2021
Amounts in thousands of US Dollars	U.S.$	EUR	GBP	CNY
Trade receivables	$31,641	$6,517	$1,695	$690
Trade payable	$2,918	$1,379	$219	$378
Interest-bearing loans and borrowings	—	—	—	—
	$34,559	$7,896	$1,914	$1,068
Sensitivity
The following table demonstrates the sensitivity to a reasonably possible change in USD, EUR, GBP and JPY against SEK as of December 31, 2022 and 2021, with all other variables held constant. The impact on the Group's loss before tax is due to changes in the fair value of monetary item assets and monetary liabilities. There is no additional impact on the components of equity because the Group did not have any item that directly affected equity. The Groups’s exposure to foreign currency changes for all other currencies is not material.
The below analysis is based on FX-changes of 3% on the USD, EUR, GBP and JPY.
The Group’s debt structure was repaid post IPO during 2021. As a result, there are no mitigating effects of the debt as seen in 2021.

The Group's’s risk exposure in foreign currencies:

Amounts in thousands of US Dollars	As of December 31, 2022
Impact of non-functional currency foreign exchange exposures	(Increase)/decrease in loss before tax
USD/SEK exchange rate - increase 3%	$522
USD/SEK exchange rate - decrease 3%	($522)
EUR/SEK exchange rate - increase 3%	$221
EUR/SEK exchange rate - decrease 3%	($221)
GBP/SEK exchange rate - increase 3%	$57
GBP/SEK exchange rate - decrease 3%	($57)
JPY/SEK exchange rate - increase 3%	$42
JPY/SEK exchange rate - decrease 3%	($42)

Amounts in thousands of US Dollars	As of December 31, 2021
Impact of USD exposures Amounts in thousands of U.S. Dollars	(Increase)/decrease in loss before tax
USD/SEK exchange rate - increase 3%	$908
USD/SEK exchange rate - decrease 3%	($908)
Market risk — Interest-rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2022, the Group do not have any outstanding debt or other debt structures other than leasing.
Interest rate derivative instruments were not used by the Group.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating

Olink Holding AB (publ)
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activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions and foreign exchange transactions. Credit risk relates primarily to customer credit limits, which are subject to certain credit rating rules and authorization processes. However, the majority of the Group customer base tend to be blue chip global companies and therefore such customers usually have strong credit ratings. Group’s sales are concentrated such that 48% of sales in 2022 and 45% of sales in 2021 are with customers based in the U.S. U.S. Dollar denominated trade receivables as of December 31, 2022 and 2021 amounted to $36,392 thousand and $31,640 thousand, respectively.
The maximum default risk for the Group is equivalent to the net receivables reported in the Consolidated Financial Statements. The Group have historically almost non-existent credit losses and based on historical data of credit losses together with a forward-looking assessment, the expected credit loss for trade receivables is not material. (see Note 17, ‘Financial instruments per category’).
The Group’s cash at bank is held in Investment Grade credit rated banks.
Other financial assets at amortized cost include rental deposits. The credit risk for other financial assets at amortized cost as at December 31, 2022 and 2021 is not material and no credit loss reserve has been recognized.
Liquidity risk
Credit facilities at banks together with cash at bank allows the Group to meet its liquidity risk obligations as they come due. The shareholder loan was converted to equity during 2020. (see Note 24, ‘Related party transactions’).
The following table includes an analysis of the Groups’s financial liabilities, grouped according to their maturity dates based on contractual undiscounted payments and considers the period remaining until their contractual maturity date as at December 31, 2022 and 2021:

Amounts in thousands of US Dollars As per At December 31, 2022	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Lease liabilities (Note 17.1)	$9,435	$2,113	$3,075	$2,310	$1,937
Accounts payable (Note 17.2)	$6,885	$6,885	$—	$—	$—

As per At December 31, 2021	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Lease liabilities (Note 17.1)	$8,379	$2,952	$3,124	$2,262	$40
Accounts payable (Note 17.2)	$8,668	$8,668	$—	$—	$—
4.2 Capital management
For the purpose of the Group's capital management, capital includes issued capital, other contributed capital and all other equity reserves attributable to the equity holders of the Company. The Group's capital structure and dividend policy is decided by the board of directors, The Financial operations continuously reviews the Group's capital structure considering amongst other things, market conditions, financial flexibility, business risk, and growth rate. The primary objective of the Group's’ capital management is to maximize the shareholder value.

5. Segment and revenue information
5.1 Description of segments and principal activities
Operating segments are reported based on the financial information provided to the Chief Executive Officer (“CEO”). The CEO is identified as the Chief Operating Decision Maker (“CODM”) of

Olink Holding AB (publ)
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the Group. The CODM monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on revenue growth with less emphasis on profit or loss due to the early stage development of the Group. Profit or loss is measured consistently with net profit or net loss in the Consolidated Financial Statements of the Group. The CODM monitors the operating segments based on revenue growth and gross profit and reports its results under two segments: Kit and Services. All other operating segments have been aggregated and are included within the Corporate / Unallocated heading.

The Group's research and development activities, sales & administrative activities, financing (including finance costs, finance income and other income) and income taxes are managed on a corporate basis and are not allocated to operating segments. Such expenditure is included in corporate/ unallocated.

Capital expenditure consists of additions of property, plant and equipment and intangible assets.

5.2 Revenue and Gross Profit
The following tables presents the Group’s key financial information by segment:
Amounts in thousands of US Dollars

For the year ended December 31, 2022	Kit	Services	Total segments	Corporate / Unallocated	Consolidated
Revenue
Revenue from external customers	$55,091	$73,012	$128,103	$11,745	$139,848
Total segment revenue	55,091	73,012	128,103	11,745	139,848
Cost of goods sold	(7,131)	(31,776)	(38,907)	(6,442)	(45,349)
Gross profit	47,960	41,236	89,196	5,303	94,499
Total Segment profit	$47,960	$41,236	$89,196	$5,303	$94,499

Amounts in thousands of US Dollars

For the year ended December 31, 2021	Kit	Services	Total segments	Corporate / Unallocated	Consolidated
Revenue
Revenue from external customers	$26,797	$60,221	$87,018	$7,955	$94,973
Total segment revenue	26,797	60,221	87,018	7,955	94,973
Cost of goods sold	(4,112)	(28,299)	(32,411)	(4,353)	(36,764)
Gross profit	22,685	31,922	54,607	3,602	58,209
Total Segment profit	$22,685	$31,922	$54,607	$3,602	$58,209

Olink Holding AB (publ)
559189-7755

5.3 Disaggregation of revenue from contracts with customers
The Group derives revenue primarily from the sales of own-produced finished goods and services in the following geographical regions:

Amounts in thousands of US Dollars For the year ended December 31, 2022	Kit	Service	Corporate / Unallocated	Total
Sweden	$3,903	$2,277	$529	$6,709
Americas	25,138	36,159	5,218	66,515
EMEA (excluding Sweden)	17,287	30,576	3,118	50,981
China	2,968	29	1,744	4,741
Japan	2,353	2,395	265	5,013
Rest of world	3,442	1,576	871	5,889
	$55,091	$73,012	$11,745	$139,848

Amounts in thousands of US Dollars
For the year ended December 31, 2021	Kit	Service	Corporate / Unallocated	Total
Sweden	$2,072	$3,155	$1,467	$6,694
Americas	12,170	27,105	3,068	42,343
EMEA (excluding Sweden)	10,381	26,612	1,754	38,747
China	1,908	148	717	2,773
Japan	182	2,605	195	2,982
Rest of world	84	596	754	1,434
	$26,797	$60,221	$7,955	$94,973

There were no customers in the Group 2022 or 2021 periods that individually exceeded 10% of total revenue.

5.4 Non-current operating assets by geography

Sweden is regarded as being the Group’s country of domicile. Non-current operating assets are distributed by geography as follows:

Amounts in thousands of US Dollars	As of December 31, 2022	As of December 31, 2021
Sweden	$280,181	$327,404
Rest of World	13,663	11,707
Total	$293,844	$339,111

6. Other operating income
The item Other operating income includes government grants. Olink Proteomics AB has recognized a grant from Vinnova during 2021 for participation in a Swedish state-funded project of $55 thousand. Olink Proteomics AB has no remaining obligations related to these government grants. During 2022 no government grants has been received.

Olink Holding AB (publ)
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7. Operating expenses by nature

	For the year ended December 31, 2022	For the year ended December 31, 2021
Included in cost the costs of good sold
Cost of inventories recognized as an expense	$33,020	$28,988
Depreciation of tangible assets (Note 13, 14.2)	2,960	2,964
Amortization of intangible assets (Note 12)	57	28
Employee benefits (Note 7)	9,312	4,783
Included in selling expenses
Depreciation of tangible assets (Note 13, 14.2)	727	537
Amortization of intangible assets (Note 12)	—	2
Employee benefits (Note 7)	33,580	23,077
Included in administrative expenses
Depreciation of tangible assets (Note 13, 14.2)	1,425	463
Amortization of intangible assets (Note 12)	8,929	10,455
Employee benefits (Note 7)	17,234	7,191
Included in research and development expenses
Depreciation of tangible assets (Note 13, 14.2)	1,003	749
Amortization of intangible assets (Note 12)	2,225	604
Employee benefits (Note 7)	11,127	8,613

8. Audit fees and expenses

We retained Ernst & Young AB (EY) as our independent registered public accounting firm for 2022. Set forth below is a summary of the fees paid to Ernst & Young AB for services provided in fiscal year 2022 and 2021.

Amounts in thousands of US Dollars	For the year ended December 31, 2022	For the year ended December 31, 2021
EY
Audit services	$718	$-
Audit-related fees	154	241
Tax consultancy	31	-
Other services	511	405
Total	1,414	646

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For 2021 Öhrlings PricewaterhouseCoopers AB was our independent registered public accounting firm. Set forth below is a summary of the fees paid to Öhrlings PricewaterhouseCoopers AB for services provided in fiscal year 2022 and 2021.

Amounts in thousands of US Dollars	For the year ended December 31, 2022	For the year ended December 31, 2021
PwC
Audit services	$86	$991
Audit-related fees	83	978
Tax consultancy	12	47
Other services	168	4
Total	349	2,020
Audit services refer to the legally required examination of the annual report and the bookkeeping, the Board of Director's and the Managing Director's management and other audit and examinations agreed-upon or determined by contract.
This includes other work assignments which rest upon the Group’s auditor to conduct and advising or other support justified by observations in the course of examination or execution of such other work assignments.

9. Employee benefits

The Group has various defined contribution benefit plans, primarily consisting of the plans in Sweden, for which its employees participate.

Amounts in thousands of US Dollars	For the year ended December 31, 2022	For the year ended December 31, 2021
Wages and salaries	$47,478	32,307
Share-based payments	8,047	2,524
Pension costs, defined contribution plans	4,390	2,685
Social security costs	11,337	6,148
	$71,252	$43,664
For information about stock- based compensation, please see note 22.

Olink Holding AB (publ)
559189-7755

Average number of employees

Amounts in thousands of US Dollars	For the year ended December 31, 2022	Whereof men	For the year ended December 31, 2021	Whereof men
Group
Sweden	360	39%	275	35%
USA	133	49%	94	46%
UK	22	55%	11	64%
Netherlands	4	50%	4	50%
Germany	14	57%	7	86%
France	8	50%	5	60%
China	13	46%	9	56%
Japan	4	75%	3	100%
Singapore	2	0%	1	0%
Denmark	3	100%	1	100%
Belgum	1	0%	1	0%
Austria	1	100%	1	100%
Spain	2	100%	0	0%
South Korea	2	100%	0	0%
Canada	10	60%	4	75%
Italy	3	67%	0	0%
Total Group	582	44%	416	41%

Gender distribution in group management

Proportion of women (%)	As of December 31, 2022	As of December 31, 2021
Group total
Board of Directors	22%	25%
CEO and other senior executives	50%	38%

Salaries and other remunerations, pension costs and pension obligations to the Group’s senior executives

	For the year ended December 31, 2022	For the year ended December 31, 2021
Amounts in thousands of US Dollars	Senior executives (9 people)	Senior executives (8 people)
Salaries and other remuneration	$2,991	$2,715
(of that bonuses)	(1,068)	(787)
Share-based payments	2,191	832
Pension costs	291	303
Total Group	$5,473	$3,850

Olink Holding AB (publ)
559189-7755

Remuneration to CEO, other executive officers and the Board have been paid as follows.

2022 Amounts in thousands of US Dollars	Salary, board fees	whereof variable Remuneration	Share-based payments (incl. social fees)	Pension costs	Other Remuneration	Total
Jon Hindar (Chariman)
Remuneration from Parent Company	130	-	175	-	-	305
Remuneration from Subsidiaries	-	-	-	-	-	-
Nicolas Roelofs
Remuneration from Parent Company	70	-	77	-	-	147
Remuneration from Subsidiaries	-	-	-	-	-	-
Johan Lund
Remuneration from Parent Company	90	-	77	-	-	167
Remuneration from Subsidiaries	-	-		-	-	-
Gustavo Salem
Remuneration from Parent Company	80	-	77	-	-	157
Remuneration from Subsidiaries	-	-	-	-	-	-
Jon Heimer (CEO)
Remuneration from Parent Company	829	413	708	60	-	1,597
Remuneration from Subsidiaries	-	-	-	-	-	-
Tommi Unkuri
Remuneration from Parent Company	-	-	-	-	-	-
Remuneration from Subsidiaries	-	-	-	-	-	-
Mary Reumuth
Remuneration from Parent Company	64	-	29	-	-	92
Remuneration from Subsidiaries	-	-	-	-	-	-
Solange Bullukian
Remuneration from Parent Company	100	-	77	-	-	177
Remuneration from Subsidiaries	-	-	-	-	-	-
Robert Scheuren
Remuneration from Subsidiaries	64	-	29	.	.	92
Remuneration from Subsidiaries	-	-	-	-	-	-
Other senior executives (8 persons)
Remuneration from Parent Company	303	138	221	52	-	576
Remuneration from Subsidiaries	1,859	517	1,261	179	-	3,299
Total
Remuneration from Parent Company	$1,730	$551	$1,468	$112	$-	$3,310
Remuneration from Subsidiaries	$1,859	$517	$1,261	$179	$-	$3,299

Olink Holding AB (publ)
559189-7755

2021 Amounts in thousands of US Dollars	Salary, board fees	whereof variable Remuneration	Share-based payments (incl. social fees)	Pension costs	Other Remuneration	Total
Jon Hindar (Chariman)
Remuneration from Parent Company	88	-	28	-	-	116
Remuneration from Subsidiaries	-	-	-	-	-	-
Nicolas Roelofs
Remuneration from Parent Company	50	-	8	-	-	58
Remuneration from Subsidiaries	-	-	-	-	-	-
Johan Lund
Remuneration from Parent Company	48	-	9	-	-	57
Remuneration from Subsidiaries	-	-		-	-	-
Gustavo Salem
Remuneration from Parent Company	55	-	8	-	9	72
Remuneration from Subsidiaries	-	-	-	-	-	-
Jon Heimer (CEO)
Remuneration from Parent Company	-	-	-	-	-	-
Remuneration from Subsidiaries	851	216	47	66	-	964
Tommi Unkuri
Remuneration from Parent Company	48	-	-	-	-	48
Remuneration from Subsidiaries	-	-	-	-	-	-
Tina Nova
Remuneration from Parent Company	50	-	8	-	-	58
Remuneration from Subsidiaries	-	-	-	-	-	-
Solange Bullukian
Remuneration from Parent Company	60	-	8	-	-	68
Remuneration from Subsidiaries	-	-	-	-	-	-
Other senior executives (7 persons)
Remuneration from Parent Company	521	132	12	50	-	583
Remuneration from Subsidiaries	2,219	439	56	187	-	2,461
Total
Remuneration from Parent Company	$920	$132	$81	$50	$9	$1,060
Remuneration from Subsidiaries	$3,070	$655	$103	$253	$-	$3,425
Other senior executives as per December 31, 2021 consisted of 7 persons, and as per December 31, 2022 consisted of 8 persons. For more information about the Stock-based compensation program, see Note 22.

Severance pay
The Group has not entered into an agreement of severance pay or similar benefits.
Loans to senior executives
The Group has no loans to senior executives.

Olink Holding AB (publ)
559189-7755

10. Financial income and expenses
The following table shows a reconciliation of financial income and expense. Interest expense on loans and other borrowings during 2021 relates to the shareholder loan and loan facilities, and interest expense on lease liabilities relates to our property and equipment leases, both described in note 17.

Amounts in thousands of US Dollars	For the year ended December 31, 2022	For the year ended December 31, 2021
Interest income	$1,159	$98
Net foreign exchange difference	14,059	1,874
Other financial income	508	-
Total financial income	$15,726	$1,973
Interest on loans and other borrowings	(31)	(1,760)
Interest on lease liabilities	(500)	(386)
Other financial expenses	-	(1,719)
Total financial expenses	(531)	(3,865)
Financial items – net	$15,195	($1,893)

11. Income tax
Items reported for income taxes include a reasonable estimate of the impact of the material aspects of the Swedish tax rate reduction which was signed into law on June 14, 2018, on the deferred tax assets and liabilities.Swedish tax rules reduced the corporate income tax from 22% to 21.4% from January 1, 2020, and to 20.6% from January 1, 2021. The major components of income tax expense for the periods ended December 31, 2022 and 2021 are as follows:

Amounts in thousands of US Dollars	For the year ended December 31, 2022	For the year ended December 31, 2021
Current tax:
Current tax on profit for the year	$(1,570)	$(308)
Total current tax expense	(1,570)	(308)
Deferred income tax
(Decrease)/increase in deferred tax assets	2,726	5,324
Decrease/(increase) in deferred tax liabilities	1,400	3,190
Total deferred tax expense/(benefit)	4,126	8,514
Income tax expense/(benefit)	$2,556	$8,206

Olink Holding AB (publ)
559189-7755

A reconciliation between reported tax expense for each period and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 20.6% in 2022 and 2021, on the Group´s loss before taxes, is shown in the table below:

Amounts in thousands of US Dollars	For the year ended December 31, 2022	For the year ended December 31, 2021
Loss before tax	$(15,407)	$(46,545)
Income tax calculated according to tax rate in Sweden 20.6%	3,174	9,588
Tax effects from:
Non-deductible costs	(29)	(1,542)
Previously unrecognized tax losses used to reduce current tax expenses	-	184
Differences in overseas tax rates	40	(24)
Adjustments in respect of income tax of previous years	(275)	-
Other	(354)	-
Income tax	$2,556	$8,206

Deferred tax balances

Deferred tax assets and liabilities are shown in the table below:
Amounts in thousands of US Dollars

Deferred tax assets	Lease liabilities	Tax losses	Other	Total
Balance as of December 31, 2020	37	-	-	37
Recognized in the statement of Comprehensive income	113	4,935	276	5,324
Recognized in the statement of Equity	-	3,825	-	3,825
Exchange differences	(6)	(223)	134	(95)
As of December 31, 2021	144	8,537	410	9,091
Recognized in the statement of Comprehensive income	83	743	1,899	2,725
Recognized in the statement of Equity	-	-	266	266
Exchange differences	(18)	(1,136)	(82)	(1,236)
As of December 31, 2022	209	8,144	2,493	10,846

Olink Holding AB (publ)
559189-7755

Deferred tax liabilities	Deferred tax on untaxed reserves	Intangibles & Inventory Valuation	Other Temporary Differences	Total
As of December 31, 2020	1,170	31,481	542	33,193
Recognized in the statement of comprehensive income	(1,116)	(2,206)	133	(3,190)
Exchange differences	(54)	(2,864)	6	(2,912)
As of December 31, 2021	-	26,411	681	27,092
Recognized in the statement of comprehensive income	-	(1,859)	459	(1,400)
Exchange differences	-	(3,480)	(16)	(3,496)
As of December 31, 2022	-	21,072	1,124	22,196

The Group has tax losses that arose in Sweden of $40,683 thousand (2021: $43,611 thousand) that are available indefinitely for offsetting against future taxable profits of the entities in which the losses arose. It also has tax losses related to interest expense deductions that arose in Sweden of $14,924 thousand (2021: $17,608 thousand) that are available for up to 6 years for offsetting against future taxable profits of the entities in which the deduction arose. The year on year movement on tax losses related to interest expense deductions is solely related to changes in foreign exchange.
Based on management's projections regarding future taxable profits, the Group has recognized deferred tax assets for the former but not for the latter because it is not currently probable that the entities in which the loss arose will be able to generate sufficient taxable profits before these entities taxable deduction offsets expire after 6 years. Furthermore, these taxable deductions are not available to other group entities where profits are expected to arise. In evaluating the probability of realizing the deferred tax assets, the Company considered all available positive and negative evidence of future taxable income, including past operating results and forecasted market growth and earnings. During 2022, a gross movement of $1,755 thousand (2021 $9,054 thousand) was recorded in the deferred tax asset with a net impact of $2,725 thousand (2021 $5,324 thousand) on the annual results. If the Company were able to recognize all unrecognized deferred tax assets, net profit would increase by $3,074 thousand (2021: $3,627 thousand).

Olink Holding AB (publ)
559189-7755

12. Investments in subsidiaries
The Group had the following subsidiaries as per December 31, 2022 and 2021:

		Country of registration and operations	Share of common shares owned by the parent (%)
Name	Principle Activities		2022	2021
Olink Finance AB	Cash management	Sweden	100%	100%
Olink OldCo AB	Other operational activities	Sweden	100%	100%
Olink Proteomics AB	Sales, production, and research & development	Sweden	100%	100%
Agrisera AB	Production, and research & development	Sweden	100%	100%
Olink Proteomics Inc.	Distribution centre & Lab services	USA	100%	100%
Olink Proteomics Ltd	Marketing coordination and sales services	UK	100%	100%
Olink Proteomics B.V	Marketing coordination and sales services	Netherlands	100%	100%
Olink Proteomics GmbH .	Marketing coordination and sales services	Germany	100%	100%
Olink Proteomics KK	Marketing coordination and sales services	Japan	100%	100%
Olink Biotech (Shanghai) Co., Ltd	Distribution center, Market coordination and sales services	China	100%	100%
Olink Proteomics SAS	Marketing coordination and sales services	France	100%	0%

13. Business combinations
Acquisitions in 2022
No acquisitions were made in 2022.
Acquisitions in 2021
No acquisitions were made in 2021.

Olink Holding AB (publ)
559189-7755

14. Goodwill and other intangible assets
Changes in goodwill and other intangible assets for the Group periods are as follows:

Amounts in thousands of US Dollars	Goodwill	Customer relations	Technology	Brands and Licenses	Development Costs	Total
As of December 31, 2020	186,020	45,582	99,005	28,385	8,614	367,606
Cost
Additions	-	-	-	593	3,733	4,326
Translation differences	(17,589)	(4,310)	(9,361)	(2,712)	(1,005)	(34,977)
As of December 31, 2021	168,431	41,272	89,644	26,266	11,342	336,955
Additions	-	-	-	77	1,300	1,377
Translation differences	(22,486)	(5,510)	(11,968)	(3,506)	(1,573)	(45,043)
As of December 31, 2022	145,945	35,762	77,676	22,837	11,069	293,289

Amortization
As of December 31, 2020	-	8,164	12,038	17	-	20,219
Amortization	-	4,349	6,297	41	401	11,088
Translation differences	-	(995)	(1,459)	(3)	(19)	(2,476)
As of December 31, 2021	-	11,518	16,876	55	382	28,831
Amortization	-	3,704	5,363	88	2,056	11,211
Translation differences	-	(1,665)	(2,438)	(9)	(121)	(4,233)
As of December 31, 2022	-	13,557	19,801	134	2,317	35,809
Net Book Value
As of December 31, 2022	$145,945	$22,205	$57,875	$22,703	$8,752	$257,480
As of December 31, 2021	$168,431	$29,754	$72,768	$26,211	$10,960	$308,124
14.1 Test of goodwill and indefinite lived assets impairment
For impairment testing, goodwill acquired through business combinations and brands with indefinite useful lives are allocated to the Kit and Services CGUs, which are also reportable segments.
Amounts in thousands of US Dollars

As of December 31, 2022	Kit	Services	Total
Goodwill	$116,274	$29,671	$145,945
Brands	$13,291	$8,817	$22,108

As of December 31, 2021	Kit	Services	Total
Goodwill	$134,189	$34,242	$168,431
Brands	$15,338	$10,176	$25,514

Olink Holding AB (publ)
559189-7755

The recoverable amounts of the CGUs’ value in use calculation is based on cash flow projections from financial budgets approved by senior management covering a ten-year period. The forecast period exceeds 5 years since the market for Olink's products is a relatively new market and we expect strong growth over the next 10 years.
The discount rates used in 2022 and 2021 is based on the Group’s WACC of 17 % and 19% respectively, as both CGUs have integrated operations across the business. The discount rate is adjusted where appropriate for specific segment, country and currency risks. The valuation methodology uses significant inputs which are not based on observable market data; therefore, this valuation technique is classified as level 3 in the fair value hierarchy.
Details relating to the discounted cash flow models used in the impairment tests of the Kit and Services CGUs are as follows:

Valuation basis	Value in use
Key assumptions	•Sales growth rates •Terminal growth rate •Discount rate
Determination of assumptions
•Sales growth rates are internal forecasts based on both internal and external market information

•Terminal growth rates based on management’s estimate of future long-term average growth rates

•Discount rates based on the Company’s WACC, adjusted where appropriate.

Period of specific projected cash flows	10 years
Terminal growth rate and discount rate	Terminal growth rate		Discount rate 2022/2021
	Kit and Services CGUs	2% per annum	17%/19%
The Company performed its annual goodwill impairment test for each of its reporting units as of September 30, 2022 and 2021 using a discounted cash flow analysis, concluding that the recoverable amounts of all of its reporting units were in excess of their carrying values. No impairment of goodwill was required. In the Consolidated Financial Statements for 2021 the disclosure stated that the impairment test was performed as of December 31, but that was an incorrect wording since the impairment test for previous year was performed as of September 30.
The discounted cash flow analysis includes management’s current assumptions as to future cash flows and long-term growth rates. A sensitivity analysis including all key assumptions was performed and management believe that no reasonably possible change in any of the above key assumptions would cause the carrying value to materially exceed the recoverable value. For all cash generating units there is sufficient headroom before any changes in key assumptions would cause a valuation adjustment. The performed sensitivity analysis demonstrates that the value of goodwill and other intangible assets with indefinite useful life is more than defensible even if the discount rate is increased with one percentage point and if the growth rate after the forecast period is decreased with half percentage point for all cash generating units. Even forecasts for sales growth is included in the sensitivity analysis and no reasonable changes in this would cause a need of impairment.

Olink Holding AB (publ)
559189-7755

15. Property, plant and equipment
Changes in property, plant and equipment for the Group are as follows:

Amounts in thousands of US Dollars	Leasehold improvement	Plant and machinery	Furniture, fittings and equipment	Construction in progress for property, plant and equipment	Total
Cost	659	3,393	3,294	76	7,422
As of January 1, 2021
Additions	3,147	4,836	1,180	1,319	10,482
Transfers	92	200	(63)	(597)	(368)
Disposals	(569)	(21)	(495)	-	(1,085)
Translation differences	(6)	(373)	(325)	(45)	(749)
As of December 31, 2021	3,323	8,035	3,591	753	15,702
Additions	855	2,302	1,722	2,414	7,293
Transfers	(117)	353	106	(342)	-
Disposals	(74)	(220)	(740)	-	(1,034)
Translation differences	(25)	(763)	(405)	(93)	(1,286)
As of December 31, 2022	3,960	9,707	4,275	2,733	20,675

Olink Holding AB (publ)
559189-7755

Amounts in thousands of US Dollars Accumulated depreciation
As of January 1, 2021	207	728	713	-	1,648
Depreciation for the period	238	1,069	727	-	2,034
Transfer	1	(128)	59		(68)
Disposals	(370)	(11)	(69)		(450)
Translation differences	(1)	(55)	(102)	-	(158)
As of December 31, 2021	75	1,603	1,328	-	3,006
Depreciation for the period	722	1,814	594	-	3,130
Transfer	(24)	-	24	-	-
Disposals	-	(14)	(191)	-	(205)
Translation differences	(2)	(137)	(173)	-	(312)
As of December 31, 2022	771	3,266	1,582	-	5,619
Net book value as of December 31, 2022	3,189	6,441	2,693	2,733	15,056
Net book value as of December 31, 2021	3,248	6,432	2,263	753	12,696

16. Leases
The Group is a lessee.
The Group have lease contracts for various items of property and production equipment used in its operations. Lease terms for properties and equipment are generally up to 10 years. Certain leases include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group’s business needs.
For the year ended December 31, 2022 and 2021 the Group had lease contracts with lease terms of 12 months or less. The Group applied the ‘short-term lease’ recognition exemption for theses leases.
The Group has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. The Group applied the ‘lease of low-value assets’ recognition exemptions in IFRS 16 for these leases, meaning the value of these contracts is not part of the right-of-use asset or leases liability.

Olink Holding AB (publ)
559189-7755

16.1 Amounts recognized in the consolidated balance sheet

	As of December 31, 2022	As of December 31, 2021
Right-of-Use Assets
Property	8,804	7,195
Equipment	1,087	1,583
Total assets	9,891	8,778
Lease liabilities
Current (Note 17.1)	2,113	2,952
Non-current (Note 17.1)	7,322	5,427
Total liabilities	$9,435	$8,379
The additions of right-of-use assets during the Group periods ended December 31, 2022 and 2021 were $4,908 thousand and $7,122 thousand, respectively.
16.2 Amounts recognized in the consolidated statement of income related to leases

Amounts in thousands of US Dollars	For the year ended December 31, 2022	For the year ended December 31, 2021
Depreciation charge of right-of-use assets
Property	2,577	1,611
Equipment	407	1,068
Total depreciation of right-of-use-assets	2,984	2,679
Interest expense (included in finance cost, Not 10)	500	386
Total amount recognized in net loss for the period	$3,484	$3,065
No significant variable lease payments that are not included in the lease liability have been identified for the Group. Short term lease payments and payments on low value lease assets were $436 thousand for the year ended December 31, 2022. Additionally, the Group has entered into certain lease agreements with approximately $24,326 thousand of commitments, which had not commenced as of December 31, 2022, and as such, have not been recognized in the consolidated statement of financial position.
The total cash outflow for leases during the periods ended December 31, 2022 and 2021 were $2,908 thousand and $2,845 thousand, respectively. The maturity analysis of lease liabilities for the Company is disclosed in Note 4.1.

Olink Holding AB (publ)
559189-7755

17. Financial instruments per category
The following tables present the Group’s financial instruments per category:

Amounts in thousands of US Dollars	As of December 31, 2022	As of December 31, 2021
Current asset instruments at amortized cost
Trade receivables	$52,743	$42,061
Other receivables	2,354	4,094
Total current asset instruments at amortized cost	55,097	46,155
Non-current asset instruments at amortized cost
Other long-term receivables	571	422
Total non-current asset instruments at amortized cost	571	422
Total financial assets*	$55,668	$46,577
*    Financial assets, other than cash at bank

17.1 Financial liabilities: Interest-bearing loans and borrowings

Amounts in thousands of US Dollars	Interest Rate	Maturity	As of December 31, 2022
Current interest-bearing loans and borrowings
Lease Liabilities (Note 16)(1)	2.5%-11%	2023	$2,113
Total current interest-bearing loans and borrowings			2,113

Non-current interest-bearing loans and borrowings
Lease Liabilities (Note 16)(1)	2.5%-11%	2023-2032	7,322
Facilities
Total non-current interest-bearing loans and borrowings			7,322
Total interest-bearing loans and borrowings			$9,435
1)valued in accordance with IFRS 16

Olink Holding AB (publ)
559189-7755

Amounts in thousands of US Dollars	Interest Rate	Maturity	As of December 31, 2021
Current interest-bearing loans and borrowings
Lease Liabilities (Note 16)(1)	6.25%-11%	2022	$2,952
Total current interest-bearing loans and borrowings			2,952

Non-current interest-bearing loans and borrowings
Lease Liabilities (Note 16)(1)	6.25%-11%	2022-2031	5,427
Facilities			—
Total non-current interest-bearing loans and borrowings			5,427
Total interest-bearing loans and borrowings			$8,379
1)Valued in accordance with IFRS 16.

Loan from shareholder and other interest-bearing loan
The loan from shareholder and the other interest-bearing loan were converted to equity on May 25, 2020. These loans had been previously payable on demand as repayment timing was not specified in the loan agreement. Accrued interest was capitalized annually on the last calendar day of each year. The conversion was made without any premium or penalty.

Loan Facility
During the year ended December 31, 2019 we entered into a loan facility in the amount of $110 million with Bridgepoint Credit and DNB AB (Publ) as part of the financing of the Olink Acquisition (Facilities). During the year ended December 31, 2020 we amended our debt structure under the existing loan facility with Bridgepoint Credit and DNB AB (Publ), increasing the total commitment under the facilities to $137.6 million . The effective date of the amended agreement was December 23, 2020.

During the year ended December 31, 2020 we amended our debt structure under the existing loan facility with Bridgepoint Credit and DNB AB (Publ), increasing the total commitment under the facilities to $137.6 million. The effective date of the amended agreement was December 23, 2020.

A total of $63.5 million had been drawn down under the term Facility B, adjusted for transaction costs of $1.8 million. The loans were raised in USD and EUR to match revenue streams in USD and EUR. The remaining undrawn credit under the facilities was $74.1 million. Under the terms of the Facilities, the Group pledged the assets, including patents and other intellectual property, of its subsidiary, Olink Proteomics Inc.
On March 30, 2021, we repaid $65.6 million of outstanding loan facilities plus accrued interest of $1.9 million using the net proceeds from the offering. As of December 31, 2022, we had $75.1 million in cash at bank and no outstanding loan balances or related pledged assets.

Olink Holding AB (publ)
559189-7755

17.2 Other financial liabilities

Amounts in thousands of US Dollars	As of December 31, 2022	As of December 31, 2021
Other financial liabilities at amortized cost
Advance invoiced customers	1,694	5,447
Accounts payable	6,885	8,668
Total other current financial liabilities	$8,579	$14,115
17.3 Fair values
To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.
Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities
Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

Management assessed that the fair values of cash at bank, accounts receivables, other receivables, accounts payable, and advance payments from customers approximate their carrying amounts largely due to the short-term maturities of these instruments.

Olink Holding AB (publ)
559189-7755

17.4. Changes in Liabilities attributable to financing activities

The following tables show changes in liabilities attributable to financing activities for the Group respectively:

Amounts in thousands of US Dollars	Current Interest-bearing liabilities (excluding current lease liabilities)	Current lease liabilities	Non-current Interest-bearing liabilities (excluding Non-current lease liabilities)	Non-current lease liabilities	Total liabilities from financing activities
Liabilities as of January 1, 2021	$-	$2,146	$61,675	$2,290	$66,111
Cash flows		(2,845)	(63,315)	-	(66,160)
Non cash-flow:
New leases	-	1,379	-	5,320	6,699
Foreign exchange adjustments	-	(133)	(58)	222	31
Other	-	2,405	1,698	(2,405)	1,698
Liabilities as of December 31, 2021	$-	$2,952	$-	$5,427	$8,379

Cash flows	-	(2,908)	-	-	(2,908)
Non cash-flow:
New leases	-	438	-	2,386	2,824
Foreign exchange adjustments	-	(78)	-	(272)	(350)
Other	-	1,709	-	(219)	1,490
Liabilities as of December 31, 2022	$-	$2,113	$-	$7,322	$9,435

18. Inventories

Amounts in thousands of US Dollars	As of December 31, 2022	As of December 31, 2021
Raw materials	$15,550	$18,402
Work in-progress	19,955	5,138
Finished products	8,741	5,400
Total inventories at the lower of cost and net realizable value	$44,246	$28,940

The Group periodically analyses its inventory levels to identify inventory that may expire prior to expected usage or no longer meets quality specifications. When we have identified inventories to be in excess or obsolete, we write down the value of those inventories to their net realizable value based upon judgment and estimates about future demand and market conditions. A provision for slow-moving and obsolete inventory is made within Cost of goods sold. As of December 31, 2021 the provision amounted to $561 thousand. As per December 31, 2022 the provision amounted to $707 thousand.

Olink Holding AB (publ)
559189-7755

19. Trade receivables

Amounts in thousands of US Dollars	As of December 31, 2022	As of December 31, 2021
Current	42,057	35,469
1-30 days past due	4,119	887
31-60 days past due	2,687	1,041
61-90 days past due	2,338	2,268
91+ days past due	1,873	2,529
Gross carrying amount	53,074	42,194
Allowance for expected credit losses	-331	-133
Net carrying amount	52,743	42,061

Trade receivables, for the Group, are non-interest bearing and are generally on terms of 30 to 90 days. The Group maintains an allowance for ECL but given that the Group have historically recognized almost non-existent credit losses the allowance for ECL is insignificant as of the Group’s periods ended December 31, 2022 and 2021. The credit loss recognized in the Group periods ended December 31, 2022 and 2021 was $236 and $365 thousand, respectively. For more information on credit risk, see note 4.1.

20. Other receivables

Amounts in thousands of US Dollars	As of December 31, 2022	As of December 31, 2021
Value added tax and other tax receivables	$2,320	$3,184
Other items	242	910
Total	$2,562	$4,094

21. Share capital and Other contributed capital
As of December 31, 2022, the total number of authorized shares was 400,000,000 of which 119,098,118 were issued and outstanding. During 2022, 91,056 shares were issued associated with the vesting of RSUs in the incentive award plan. The Company’s Share capital at December 31, 2022 consisted of the following:

Amounts in thousands of US Dollars	Number of shares	Share Capital	Other Contributed Capital
Common Shares	119,098,118	$30,988	$514,133
Total	119,098,118	$30,988	$514,133

The Group’s Share capital at December 31, 2021 consisted of the following:

	Number of shares	Share Capital	Other Contributed Capital
Common Shares	119,007,062	$30,964	$506,008
Total	119,007,062	$30,964	$506,008

Olink Holding AB (publ)
559189-7755

Reorganization of share structure
On March 16, 2021, the Group’s shareholders approved the adoption of new articles of association which provided for the reorganization of existing common and preferred shares into one single share class. Pursuant to the new articles of association, each class of shares have been reorganized into one class of common shares as follows:

•    The common shares series A have been re-designated as 56,221,500 common shares;
•    The common shares series B have been re-designated as 250,000 common shares;
•    The preferred share series A have been re-designated as one common share; and
•    The preferred shares series B1 have been re-designated as 200,755,561 common shares.
Furthermore, on March 16, 2021, the Group’s shareholders resolved to conduct a reverse share split where the total number of outstanding common shares (257,227,062) was consolidated into 105,771,768 common shares.
Initial public offering
On March 29, 2021, the Company completed an initial public offering of 13,235,294 ADSs, representing 13,235,294 common shares, at an initial public offering price of $20.00 per share. The net proceeds from the initial public offering were $249.3 million, after deducting the underwriting discounts, net of deferred taxes, and other initial public offering costs associated with the filing. The net proceeds of the initial public offering per the consolidated statement of cash flows of $245.2 million do not reflect the non-cash movement related to the tax-deductible portion of the underwriter fees. Total transaction costs accounted for as a deduction from equity, net of deferred taxes, amounts to $15.4 million.
Following the initial public offering on March 29, 2021 the Company had 119,007,062 common shares outstanding.
The following chart shows a reconciliation of the movements in equity from January 01, 2021 through December 31, 2021 and from December 31, 2021 through December 31, 2022:

Amounts in thousands of US Dollars	Shares Outstanding (number)	Share Capital	Other Contributed Capital
Balance as of January 1, 2021	257,227,062	$27,224	$257,774
New Share Issuance	13,235,294	3,741	245,543
Share based remuneration program	-	-	2,691
Reverse stock split	(151,455,294)	-	-
Balance as of December 31, 2021	119,007,062	$30,965	$506,008
New Share Issuance	-	24	-
Share based remuneration program	91,056	-	8,125
Reverse stock split	-	-	-
Balance as of December 31, 2022	119,098,118	$30,988	$514,133

Olink Holding AB (publ)
559189-7755

22. Stock-based compensation

On April 7, 2022 at the Annual General Meeting, our shareholders resolved to adopt two long term incentive programs, LTI I 2022 and LTI II 2022 and simultaneously approved and made effective our Amended and Restated 2021 Incentive Award Plan (the “Plan”). The Plan amends and restates the 2021 Incentive Award Plan, which was initially adopted by the Company on March 16, 2021, and approved by the shareholders of the Company on March 16, 2021, in connection with approval by the Company’s shareholders of LTI 2021 (the “Original Plan”). The principal purpose of the Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. The Company has previously filed a registration statement on Form S-8 covering 1,085,900 shares under the Original Plan and has now registered an additional 594,403 common shares under the Amended and Restated 2021 Incentive Award Plan. A total of 1,680,303 shares are available for issuance pursuant to a variety of stock-based compensation awards, including stock options and restricted stock unit awards; provided, however, that no more than 1,680,303 additional shares may be issued. Shares available under LTI 2021, LTI I 2022 and LTI II 2022 will, subject to the terms and conditions of the Plan, be issued when the awards under the respective program vest, subject to continued service, over a four-year period from grant date, and, in case of stock options, upon the option holder exercising the option. The expiration date on stock options awarded under the programs is five years from grant date.
Employee stock options
In connection with the closing of the initial public offering, the Company granted options to purchase an aggregate of 620,675 common shares out of the Original Plan, of which 442,789 options were granted to certain executive officers and directors, in each case with an exercise price equal to 125% of the initial public offering price of $20.00. During the second quarter of 2022, 107,074 options that had been approved at the Annual General Meeting on April 7, 2022, were awarded to certain executive officers and directors, in each case with an exercise price of $17.39. Such options shall vest over four years, subject to the terms and conditions of the Plan. The expiration date on the options is five years from grant date.
The share-based compensation cost is calculated according to the following: The employee stock options were granted free of charge and are accounted for as equity-settled share-based payment transactions. Fair value per option at grant date multiplied by the number of outstanding share options multiplied by the number of days passed and divided by the total number of days in the vesting period. To calculate fair value per share option at the grant date, the principles of the Black-Scholes model have been used. The expense associated with these stock options amounted to $1.2 million for the twelve months ended December 31, 2022. The expense associated with these stock options amounted to $1.0 million for the twelve months ended December 31, 2021. These are recorded within selling, administrative and research and development expenses within the income statement.
The following table lists the inputs to the Black-Scholes models used for stock options for the years ended December 31, 2022 and 2021:

	2022	2021
Expected volatility (%)	61.2	40.0
Risk-free interest rate (%)	1.4	0.4
Expected life of stock options (years)	4	4
Share price at grant (US$)	$17.39	$20.00

A summary of stock option activity under the Company's Option Plans relating to awards to certain officers and directors as of December 31, 2022 and 2021, and changes during the twelve months ended December 31, 2022 and 2021, are as follows:

Olink Holding AB (publ)
559189-7755

	Outstanding Stock Options	Weighted Average Exercise Price
Balance as of January 1, 2022	442,789	$25.00
Granted	107,074	$17.39
Forfeited	-
Balance as of December 31, 2022	549,863	$23.52

	Outstanding Stock options	Weighted Average Exercise Price
Balance as of January 1, 2021	—	—
Granted	442,789	$25.00
Forfeited	—	0
Balance as of December 31, 2021	442,789	$25.00

Employee RSUs

During 2022, 20,458 RSUs that had been approved at the Annual General Meeting on March 16, 2021 were awarded to employees currently employed by Olink under the 2021 Plan. During 2022, 607,866 RSUs that had been approved at the Annual General Meeting on April 7, 2022 were awarded to employees currently employed by Olink under the Plan. 847,143 RSUs are outstanding as of December 31, 2022, of which 194,748 RSUs to our executive officers. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs will vest during a four-year period and new shares will be issued when the RSU’s vest.

The expense associated with these RSUs amounted to $9.1 million for the twelve months ended December 31, 2022. The expense associated with these RSUs amounted to $2.0 million for the twelve months ended December 31, 2021 These are recorded within selling, administrative, research and development and cost of goods sold expenses within the income statement.

The following is a summary of the RSU activity and related information as of December 31, 2022, and changes during the twelve months ended December 31, 2022:

	Outstanding RSU	Weighted Average Grant Date Fair Value
Balance as of January 1, 2022	335,449	$23.75
Granted	628,324	$17.66
Vested	(87,664)	$23.75
Forfeited	(28,966)	-
Balance as of December 31, 2022	847,143	$19.38

Olink Holding AB (publ)
559189-7755

	Outstanding RSU	Weighted Average Grant Date Fair Value
Balance as of January 1, 2021	—	-
Granted	344,271	$23.75
Vested	—	-
Forfeited	(8,822)	-
Balance as of December 31, 2021	335,449	23.75

23. Other current liabilities

Amounts in thousands of US Dollars	As of December 31, 2022	As of December 31, 2021
Salaries and wages	$13,274	$6,306
Advance invoiced customers	1,694	5,447
Royalties	2,321	1,233
Other current liabilities	8,411	6,663
Total	$25,700	$19,649

Advance invoiced customers represent a contract liability. Beginning January 1, 2022, the Group had a liability balance of $5,447 for advance invoiced customers. During fiscal year 2022, the Group recognized $5,342 thousand of the advances from customers as revenue.
Beginning January 1, 2021, the Group had a liability balance of $7,367 thousands for advance invoiced customers. During fiscal year 2021, the Group recognized $7,092 thousands of the advances from customers as revenue.

24. Related-party transactions
In March 2019, Olink Holding AB (publ) (f/k/a Knilo HoldCo AB) entered into a shareholder loan (“Shareholder Loan”) agreement, with Knilo InvestCo AB (f/k/a Goldcup 18085 AB), a subsidiary of our ultimate parent - Summa Equity AB, pursuant to which Knilo InvestCo AB extended a loan to Olink Holding AB (publ) (f/k/a Knilo HoldCo AB) equal to approximately $38,486 thousand. There were no repayment terms for this loan and accrued interest, at the rate of 8% per annum, was capitalized annually on the last calendar day of each year. As of December 31, 2019 the outstanding balance on Shareholder Loan was approximately $41,102 thousand, of which $2,616 thousand was accrued interest. The Group could at any time without any premium or penalty, prepay any outstanding amount. Pursuant to the terms of the Shareholder Loan agreement, the outstanding amounts held by Knilo InvestCo AB converted to 6,763,245 shares of Class A common shares and 27,052,980 shares of preferred B-1 shares of Olink Holding AB (publ) (f/k/a Knilo HoldCo AB) in May 2020. Interest expense recognized in 2020 prior to the conversion of the loan totaled $1,377 thousand. As per December 31, 2022 there are no outstanding loans to Knilo InvestCo AB.
There were no sales to or purchases from related parties during 2021 or 2022 outside of the transactions with directors disclosed below. No dividends were paid in 2021 or 2022.

Olink Holding AB (publ)
559189-7755

Compensation of key management personnel of the Group

Amounts in thousands of US Dollars	For the year ended December 31, 2022	For the year ended December 31, 2021
Wages and salaries	$1,923	$1,945
Share-based payment	2,191	832
Variable/bonus expense	1,068	787
Pension costs – defined contribution plans	291	303
	$5,473	$3,867

Agreements with Our Executive Officers and Directors
In August 2019, the Company's subsidiary - Olink Proteomics AB entered into a consulting agreement, the (“Consulting Agreement”), with Gustavo Salem, a member of our board, pursuant to which Olink Proteomics AB agreed to pay a base rate of $7.5 thousand per month. The base pay rates were subsequently amended to $6 thousand per month in April 2020. The Consulting Agreement expired on May 31, 2021. Olink Proteomics AB paid $78 thousand for the year ended December 31, 2020. No payment has been made during 2021 or 2022 pursuant to this Consulting Agreement. For their services on the board of directors, board members collectively received remuneration of $408 thousand during the year ended December 31, 2021 and $598 thousand during 2022.

Management Service Agreements
In March 2019, Summa Equity AB entered into a management service agreement (the "Summa MSA"), with the Company's subsidiary - Olink Finance AB (f/k/a Knilo BidCo AB; Goldcup 18087 AB), pursuant to which Olink Finance AB engaged Summa Equity AB for services related to the management and business operations of Olink Finance AB. During the year ended December 31, 2020, Olink Finance AB made payments to Summa Equity AB of $37 thousand in connection with the Summa MSA. In 2021, the Summa MSA was terminated in connection with our initial public offering, upon which we paid Summa Equity AB a lump sum amount equal to approximately $2.4 million.

25. Earnings per share
Earnings per share for the Group is calculated by taking the net loss for the period, less the amount of the accumulated preferred dividend yield, divided by the weighted average of outstanding common shares during the period.

Amounts in thousands of US Dollars	For the year ended December 31, 2022	For the year ended December 31, 2021
Net loss for the period	$(12,851)	$(38,339)
Less accumulated preferred dividend yield	—	(4,205)
Total	(12,851)	(42,544)
Weighted average number of shares (thousands)	119,076	99,261
Basic and diluted loss per share	$(0.11)	$(0.43)

As of December 31, 2021, the Group does not hold any potential dilutive shares nor any antidilutive shares; therefore, there are no differences with the basic earnings (loss) per share.

Olink Holding AB (publ)
559189-7755

As of December 31, 2022, the Group has the following potential common shares that can be potentially dilutive but are anti-dilutive for the periods presented and are therefore excluded from the weighted average number of common shares for the purpose of diluted profit/(loss) per share:

1. 442,789 outstanding stock options related to the 2021 Incentive Award Plan (See note 22).

2. 847,143 restricted stock units related to the 2021 Incentive Award Plan and the Amended and Restated 2021 Incentive Award Plan (see note 22), whereof 249,746 restricted stock units relates to the 2021 Incentive Award Plan and 597,397 restricted stock units relates to the Amended and Restated 2021 Incentive Award Plan

3. 107,074 outstanding stock options related to the Amended and Restated 2021 Incentive Award Plan (See note 22).

26. Pledged assets

Amounts in thousands of US Dollars	As of December 31, 2022	As of December 31, 2021
Total	$-	$-

27. Subsequent events
Subsequent to the end of the reporting period, the Group launched a public offering of 5,831,028 ADSs on January 18, 2023, each representing one common share of the Company (the “ADSs”), consisting of 4,250,000 ADSs offered by the Company and 1,581,028 ADSs offered by certain selling shareholders of the Company (the “Selling Shareholders”). In addition, the Company granted the underwriters a 30-day option to purchase up to 874,654 additional ADSs. The Company will not receive any proceeds from the sale of the ADSs by the Selling Shareholders. The offering closed on January 23, 2023 with respect to the initial 4,250,000 ADSs offered by the company and 1,581,028 ADSs/shares offered by the selling stockholders. The option granted to the underwriters closed February 13, 2023 with a total of 760,253 ADSs offered by the company pursuant to the 30-day time period. Total proceeds from the share issue after deducting the underwriting discounts, but before deducting other public offering costs is $95,195 thousand.

Olink Holding AB (publ)
559189-7755

Parent company statement of income and other comprehensive income

Amounts in SEK	Note	For the year ended December 31, 2022	For the year ended December 31, 2021
Revenue		25,392,522	17,254,590
Other operating income		2,400,854	3,060,186
Gross profit		27,793,376	20,314,777
Administrative expense	3	(205,162,995)	(212,665,945)
Operating loss		(177,369,619)	(192,351,168)
Interest income and similar profit items	5	198,214,164	105,795,950
Interest expenses and similar loss items	6	(176,968,350)	(63,038,007)
Loss from financial items		21,245,814	42,757,943
Loss after financial items		(156,123,805)	(149,593,225)
Group contribution received		-	-
Loss before tax		(156,123,805)	(149,593,225)
Tax	7	10,286,824	26,402,498
Loss for the year		(145,836,981)	(123,190,727)

Consolidated statement of comprehensive income
Loss for the year		(145,836,981)	(123,190,727)
Other comprehensive income/loss for the period		-	-
Total comprehensive loss for the period		(145,836,981)	(123,190,727)

Olink Holding AB (publ)
559189-7755

Parent company balance sheet

Amounts in SEK	Note	As of December 31, 2022	As of December 31, 2021
ASSETS
Non-current assets
Financial assets
Participation in group companies	12	8,701,409,553	2,597,165,469
Deferred tax assets		72,829,250	62,931,190
Total non-current assets		8,774,238,802	2,660,096,659
Current assets
Current receivables
Receivables from group companies		444,947,279	1,056,170,067
Other current receivables		947,757	250,965
Prepaid expenses and accrued income	8	45,994,778	32,727,895
Total current receivables		491,889,814	1,089,148,927

Cash and bank balances		539,675,571	965,539,214
Total current assets		1,031,565,386	2,054,688,141
TOTAL ASSETS		9,805,804,188	4,714,784,800

EQUITY AND LIABILITIES
EQUITY	9
Restricted equity
Share capital		289,635,501	289,414,061
Non-restricted equity
Share premium reserve		4,550,093,010	4,550,093,010
Accumulated loss		(56,194,950)	(13,065,771)
Loss for the year		(145,836,981)	(123,190,727)
		4,348,061,079	4,413,836,512
Total equity		4,637,696,579	4,703,250,572
LIABILITIES
Non-current liabilities
Deferred tax liabilities		-	1,097,616
Total non-current liabilities		-	1,097,616

Current liabilities
Accounts payable		1,695,487	1,449,132
Current tax liability		-	892,826
Liabilities to group companies		5,136,783,647	-
Other current liabilities		1,653,943	358,953
Accrued expenses and deferred income	11	27,974,531	7,735,700
Total current liabilities		5,168,107,609	10,436,612
TOTAL EQUITY AND LIABILITIES		9,805,804,188	4,714,784,800

Olink Holding AB (publ)
559189-7755

Parent company statement of changes in equity

	Restricted equity	Non-restricted equity
Amounts in SEK	Share capital	Share premium reserves	Other non-restricted equity	Total equity
At January 1, 2021	257,227,062	2,434,493,786	(34,724,225)	2,656,996,623
New share issue	32,186,999	2,115,599,224		2,147,786,223
Share based Remuneration program			21,658,454	21,658,454
Loss of the year			(123,190,727)	(123,190,727)
At December 31, 2021	289,414,061	4,550,093,010	(136,256,498)	4,703,250,573
New share issue	221,440			221,440
Share based Remuneration program			80,061,548	80,061,548
Loss of the year			(145,836,981)	(145,836,981)
At December 31, 2022	289,635,501	4,550,093,010	(202,031,931)	4,637,696,579

Olink Holding AB (publ)
559189-7755

Parent company cash flow statement

Amounts in SEK	Note	For the year ended December 31, 2022	For the year ended December 31, 2021
Operating activities
Operating loss		(177,369,619)	(192,351,168)
Items not affecting cash: Share based compensation		15,353,881	10,358,351
Interest paid		(1,166,453)	(47,764)
Interest received		11,030,889	834,996
Other finance income		5,269,951	-
Tax received/(paid)		(806,280)	-
Cashflow from operating activities before change in working capital		(147,687,631)	(181,205,587)
(Increase)/Decrease of other current receivables		(14,461,886)	(32,582,358)
Increase/(Decrease) of other current liabilities		21,423,250	(10,584,642)
Cash flow from operating activities		(140,726,267)	(224,372,587)
Investing activities
Investments in subsidiaries		(6,176,022,261)	-
Cash flow from investing activities		(6,176,022,261)	-
Financing activities
Paid-in share capital		-	-
Proceeds from issue of share capital		221,440	2,113,197,064
Received from shareholder contributions		-	-
Proceeds from interest-bearing liabilities		5,778,478,426	(969,874,695)
Cash flow from financing activities		5,778,699,866	1,143,322,369
Cash flow for the year		(538,048,662)	918,949,097
Cash and cash equivalents at the beginning of the year		965,539,214	4,567,811
Net foreign exchange difference		112,185,019	42,021,621
Cash and cash equivalents at the end of the year		539,675,571	965,539,214

Olink Holding AB (publ)
559189-7755

Notes to the parent company financial statement

Note 1    Accounting policies and basis of measurement

Accounting policies of the parent company
The Parent Company has prepared its annual report in accordance with the Annual Accounts Act (1995:1554) and the Swedish Financial Reporting Board’s recommendation RFR 2 Accounting for Legal Entities. The recommendation issued by the Swedish Financial Reporting Board applicable to listed companies is also applied. RFR 2 means that the Parent Company in the annual report for the legal entity shall apply all IFRSs and interpretations adopted by the EU as far as possible within the framework of the Annual Accounts Act, the Social Security Act and with regard to the connection between accounting and taxation. The recommendation states which exceptions from and additions to IFRS are to be made.
The functional currency of the Parent Company is SEK.
Differences between the Group's and the Parent Company's accounting principles
The differences between the Group's and the Parent Company's accounting principles are presented below. The accounting principles for the Parent Company below have been applied consistently to all periods presented in the Parent Company's financial statements.
Changed accounting principles
Unless otherwise stated below, the Parent Company's accounting principles during 2022 have changed in accordance with what is stated for the Group.
Classification and presentation
The Parent Company uses the title balance sheet and cash flow statement for the reports that in the Group have the titles Statement of Financial Position and Statement of Cash Flows. The income statement and the balance sheet of the Parent Company are presented in accordance with the scheme in the Annual Accounts Act. The statement of income and other comprehensive income, the statement of changes in equity and the statement of cash flow are presented in accordance with IAS 1 Presentation of Financial Statements and IAS 7 Statement of Cash Flow. The differences in the Parent Company’s income statement and balance sheet in comparison with the Group are mainly accounting of non-current assets and equity.
Revenue
Revenue has been recognized at fair value of what has been or will be received and is reported to the extent that it is probable that the financial benefits will be credited to the Parent Company and the revenue can be calculated in a reliable manner.
Compensation in the form of interest, royalties or dividends is reported as income as it is probable that the Parent Company will receive the financial benefits associated with the transaction and when the income can be calculated in a reliable manner.
Subsidiaries
Shares in subsidiaries are accounted for according to the cost method. This means that transaction costs are included in the acquisition cost for shares in subsidiaries. In the Group, transaction costs of subsidiaries are accounted for directly in the profit or loss.

Olink Holding AB (publ)
559189-7755

Financial instruments
The Parent Company has chosen not to apply IFRS 9 for financial instruments. However, parts of the principles in IFRS 9 are still applicable - such as impairments, recognition / derecognition and the effective interest method for interest income and interest expenses.
In the Parent Company, financial fixed assets are valued at cost of acquisition less any impairments and financial current assets according to the lowest value principle. For financial assets that are valued at amortized cost, the rules on impairment in IFRS 9 are applied.
Financial guarantees
The Parent Company’s financial guarantees consist of guarantee for the benefit of subsidiaries. Financial guarantees mean that the company has a commitment to compensate the owner of a debt instrument for the losses that incurs when a debtor does not fulfill payment at maturity in accordance with the terms of the agreements. As permitted by the Swedish Financial Reporting Board, the Parent Company does not apply the standards in IFRS 9 for financial guarantees. This exemption from applying the IFRS 9 refers to financial guarantees for the benefit of subsidiaries, associated companies, and joint ventures. The Parent Company recognizes financial guarantees as a provision in the balance sheet when the company has a commitment for which payment is reasonably certain to be required to settle the commitment.
Anticipated dividends
Anticipated dividends from subsidiaries are recognized when the Parent Company alone has the right to decide on the size of the dividend and the Parent Company has decided on the size of the dividend before the Parent Company has published its financial reports.
Tax
In the Parent Company, untaxed reserves are recognized in the balance sheet without a breakdown by equity and deferred tax liability, unlike in the Group. In addition, the Parent Company does not distribute appropriations from deferred tax expense in the income statement.
Group contribution
Group contribution is recognized as an appropriation.

Note 2 Judgements and estimates
In preparing the financial statements and application of accounting policies, management makes judgements and estimates that are considered reasonable at the time the assessment is made. Judgements and estimates are based on historical experience and a number of other factors, which under prevailing circumstances are considered reasonable. The results of these are used to assess the reported values of assets and liabilities, which are not otherwise clear from other sources. Actual results may differ from these estimates and judgements. Estimates and underlying assumptions are reviewed on an ongoing basis.
According to management, significant judgements made in applying accounting policies and sources of uncertainty in estimates are mainly related to investments in subsidiaries.

Olink Holding AB (publ)
559189-7755

Note 3 Audit fees and expenses

SEK	For the year ended December 31, 2022	For the year ended December 31, 2021
EY
Audit services	3,192,000	-
Audit-related fees	1,092,000	1,660,700
Tax consultancy	310,000	-
Other services	470,000	-
Total	5,064,000	1,660,700

We retained Ernst & Young AB (EY) as our independent registered public accounting firm for 2022. Set forth above is a summary of the fees paid to Ernst & Young AB for services provided in fiscal year 2022 and 2021.

For 2021 Öhrlings PricewaterhouseCoopers AB was our independent registered public accounting firm. Set forth below is a summary of the fees paid to Öhrlings PricewaterhouseCoopers AB for services provided in fiscal year 2022 and 2021.

SEK	For the year ended December 31, 2022	For the year ended December 31, 2021
PwC
Audit services	394,000	4,917,725
Audit-related fees	-	8,389,938
Tax consultancy	-	215,485
Other services	2,544,000	-
Summa	2,938,000	13,523,148

Audit services refer to the legally required examination of the annual report and the book-keeping, the Board of Director's and the Managing Director's management and other audit and examinations agreed-upon or determined by contract.This includes other work assignments which rest upon the Company's auditor to conduct and advising, or other support justified by observations in the course of examination or execution of such other work assignments.

Note 4 Employee benefits
During the year, the Parent Company has had an average number of employees of 2 and 1 during 2021. During 2022 and 2021 senior executives have received salaries and other remunerations from the Parent Company.

Olink Holding AB (publ)
559189-7755

Remuneration to CEO, other executives and the Board have been paid as follows:

2022 SEK	Salary, board fees	whereof variable Remuneration	Share-based payments	Pension costs	Other Remunerations	Total
Jon Hindar (Chariman)
Remuneration from Parent Company	1,316,185	—	1,776,546	—	—	3,092,731
Remuneration from Subsidiaries	—	—	—	—	—	—
Nicolas Roelofs
Remuneration from Parent Company	708,715	—	775,638	—	—	1,484,353
Remuneration from Subsidiaries	—	—	—	—	—	—
Johan Lund
Remuneration from Parent Company	911,205	—	775,638	—	—	1,686,843
Remuneration from Subsidiaries	—	—	—	—	—	—
Gustavo Salem
Remuneration from Parent Company	809,960	—	775,638	—	—	1,585,598
Remuneration from Subsidiaries	—	—	—	—	—	—
Jon Heimer (CEO)
Remuneration from Parent Company	8,392,988	4,184,557	7,167,164	611,651	—	16,171,803
Remuneration from Subsidiaries	—	—	—	—	—	—
Tommi Unkuri
Remuneration from Parent Company	—	—	—	—	—	—
Remuneration from Subsidiaries	—	—	—	—	—	—
Mary Reumuth
Remuneration from Parent Company	645,437	—	289,500	—	—	934,937
Remuneration from Subsidiaries	—	—	—	—	—	—
Solange Bullukian
Remuneration from Parent Company	1,012,450	—	775,638	—	—	1,788,088
Remuneration from Subsidiaries	—	—	—	—	—	—
Robert Scheuren
Remuneration from Subsidiaries	645,437	—	289,500	—	—	934,937
Remuneration from Subsidiaries	—	—	—	—	—	—
Other senior executives (8 persons)
Remuneration from Parent Company	3,071,642	1,397,383	2,242,486	522,313	—	5,836,440
Remuneration from Subsidiaries	18,819,097	5,230,600	12,769,343	1,813,419	—	33,401,859
Total
Remuneration from Parent Company	17,514,018	5,581,941	14,867,747	1,133,964	—	33,515,730
Remuneration from Subsidiaries	18,819,097	5,230,600	12,769,343	1,813,419	—	33,401,859

Olink Holding AB (publ)
559189-7755

2021 SEK	Salary, board fees	whereof variable Remuneration	Share-based payments	Pension costs	Other Remunerations	Total
Jon Hindar (Chariman)
Remuneration from Parent Company	745,000	-	237,063	-	-	982,063
Remuneration from Subsidiaries	-	-	-	-	-	-
Nicolas Roelofs
Remuneration from Parent Company	426,000	-	68,390	-	-	494,390
Remuneration from Subsidiaries	-	-	-	-	-	-
Johan Lund
Remuneration from Parent Company	404,700	-	77,500	-	-	482,200
Remuneration from Subsidiaries	-	-	-	-	-	-
Gustavo Salem
Remuneration from Parent Company	340,800	-	68,390	-	74,841	484,031
Remuneration from Subsidiaries	-	-	-	-	-	-
Solange Bullukian
Remuneration from Parent Company	511,200	-	68,390	-	-	579,590
Remuneration from Subsidiaries	-	-	-	-	-	-
Tina S. Nova
Remuneration from Parent Company	426,000	-	68,390	-	-	494,390
Remuneration from Subsidiaries	-	-	-	-	-	-
Jon Heimer (CEO)
Remuneration from Parent Company	-	-	-	-	-	-
Remuneration from Subsidiaries	7,304,254	1,853,447	400,395	564,959	-	8,269,608
Tommi Unkuri
Remuneration from Parent Company	404,700	-	-	-	-	404,700
Remuneration from Subsidiaries	-	-	-	-	-	-
Other senior executives (7 persons)
Remuneration from Parent Company	4,467,712	1,134,658	101,035	430,568	-	4,999,316
Remuneration from Subsidiaries	19,038,648	3,766,131	479,325	1,603,373	-	21,121,345
Total
Remuneration from Parent Company	7,726,112	1,134,658	689,158	430,568	74,841	8,920,679
Remuneration from Subsidiaries	26,342,902	5,619,578	879,720	2,168,332	-	29,390,953
Other senior executives as per December 31, 2021 consisted of 7 persons, and as per December 31, 2022 senior executives consisted of 8 persons. For more information about Stock-based compensation program, see Note 22.
Gender distribution in Parent Company management

Proportion of women (%)	As of December 31, 2022	As of December 31, 2021
Parent Company
Board of Directors	22%	25%
Other senior executives	50%	38%
Severance pay

The Parent Company has not entered into an agreement of severance pay or similar benefits.

Olink Holding AB (publ)
559189-7755

Loans to senior executives

The Parent Company has no loans to senior executives.

Average number of employees

SEK	For the year ended December 31, 2022	Where of men	For the year ended December 31, 2021	Where of men
Parent Company
Sweden	2	100%	1	100%
Total Parent Company	2	100%	1	100%

Note 5 Interest income and similar profit items

SEK	For the year ended December 31, 2022	For the year ended December 31, 2021
Interest income	16,300,840	834,996
Exchange differences	181,913,324	104,960,954
Total	198,214,164	105,795,950
Which pertains subsidiaries:	121	-

Note 6 Interest expenses and similar loss items

SEK	For the year ended December 31, 2022	For the year ended December 31, 2021
Exchange differences	(66,373,624)	(62,990,242)
Other interest expenses and similar loss items	(110,594,726)	(47,764)
Total	(176,968,350)	(63,038,007)
Which pertains to subsidiaries:	(1,159,668)	-

Note 7 Income tax

SEK	For the year ended December 31, 2022	For the year ended December 31, 2021
Current tax expense	-	(892,826)
Deferred tax expense	10,286,824	27,295,324
Income tax expense	10,286,824	26,402,498

Loss before tax	(156,123,805)	(149,593,226)
Income tax calculated according to tax rate in Sweden (20,6%	32,161,504	30,816,205
Non-deductible costs	(22,623,148)	(2,423,265)
Tax effect related to share-based compensation	1,097,616	(1,097,616)
Adjustment income tax prior year	(349,148)	(892,826)
Income tax	10,286,824	26,402,498

Olink Holding AB (publ)
559189-7755

Note 8 Prepaid expenses and accrued income

SEK	For the year ended December 31, 2022	For the year ended December 31, 2021
Prepaid consulting fees	3,336,219	170,916
Other prepaid expenses	42,658,559	32,556,978
Total	45,994,778	32,727,895

Note 9 Share capital
The Parent Company's share capital has the following distribution as of December 31, 2022.

Type of shares	Voting rights	Number of shares
Common shares	1	119,098,118
		119,098,118

Note 10 Related-party transactions
Disclosures about the Parent Company
Olink is owned to 65% by Summa Equity AB (via Knilo InvestCo). None of the remaining shareholders own more than 10%.

Purchases and sales between group companies
The share of purchases and sales that relate to group companies is disclosed below:

SEK	For the year ended December 31, 2022	For the year ended December 31, 2021
Purchase (%)	—	—
Sales (%)	100%	100%

Olink Holding AB (publ)
559189-7755

Note 11 Accrued expenses and deferred income

SEK	As of December 31, 2022	As of December 31, 2021
Accrued consulting fees	10,250,950	2,388,500
Accrued salaries	16,020,571	2,620,800
Other accrued expenses	1,703,010	2,726,400
Total	27,974,531	7,735,700

Note 12 Participation in group companies

SEK	As of December 31, 2022	As of December 31, 2021
Opening balance	2,597,165,469	2,585,865,629
Acquisition of shares	6,176,022,262	-
Capital contributions	37,650,095	11,299,840
Accumulated acquisition cost at the end of the year	8,810,837,826	2,597,165,469
Write-down of shares	(109,428,273)	-
Closing balance	8,701,409,553	2,597,165,469

SEK	Equity share%	Voting rights %	Number of shares	Carrying amount December 31, 2022	Carrying amount December 31, 2021
Olink Finance AB	100	100	50,000	2,496,016,108	2,597,165,469
Olink Proteomics AB	100	100	50,000	3,117,382,314	—
Olink OldCo AB	100	100	178,435	3,088,011,131	—
Total				8,701,409,553	2,597,165,469

Note 13 Proposition to allocation of profit/loss

SEK
The following are available to the Annual General Meeting:
Share premium reserve	4,550,093,010
Accumulated loss	(202,031,931)
4,348,061,079
The Board proposes that the profits be disposed of so that:
to be carried forward	4,348,061,079

Olink Holding AB (publ)
559189-7755

Note 14 Subsequent events
Subsequent to the end of the reporting period, the Group launched a public offering of 5,831,028 ADSs on January 18, 2023, each representing one common share of the Company (the “ADSs”), consisting of 4,250,000 ADSs offered by the Company and 1,581,028 ADSs offered by certain selling shareholders of the Company (the “Selling Shareholders”). In addition, the Company granted the underwriters a 30-day option to purchase up to 874,654 additional ADSs. The Company will not receive any proceeds from the sale of the ADSs by the Selling Shareholders. The offering closed on January 23, 2023 with respect to the initial 4,250,000 ADSs offered by the company and 1,581,028 ADSs/shares offered by the selling stockholders. The option granted to the underwriters closed February 13, 2023 with a total of 760,253 ADSs offered by the company pursuant to the 30-day time period. Total proceeds from the share issue after deducting the underwriting discounts, but before deducting other public offering costs is $95,195 thousand.

Note 15 Pledged assets

SEK	As of December 31, 2022	As of December 31, 2021
Total	-	-

As of December 31, 2022 and 2021 there are no pledged assets.

Note 16 Contingent liabilities
There were no contingent liabilities in the Parent Company December 31, 2022 nor December 31, 2021.

Olink Holding AB (publ)
559189-7755

Certification of the Board
The Board of Directors and the CEO certify that the consolidated financial statements have been prepared in accordance with the international financial reporting standards as adopted by the European Parliament and of the Council’s regulation (EC) No 1606/2002 of the of 19 July 2002 on the application of international accounting standards. The annual report and the consolidated financial statement give a true and fair view of the financial position and results of operations of the Group and the Parent Company. The Directors' Report of the Group and the Parent Company provides a fair view of the development of the Group’s and the Parent Company’s operations, financial position and results of operations and describes material risks and uncertainties facing the Parent Company and the companies included in the Group. The annual report and consolidated financial statements have, as stated above, been approved for issuance by the Board of Directors and the CEO on March 24, 2023. The Group's statement of income and other comprehensive income and statement of financial position, and the parent company's statement of income and other comprehensive income and balance sheet will be subject to approval at the annual general meeting on April 17, 2023.

Jon Hindar                Jon Heimer
Chairman of the board            CEO

Solange Bullukian            Johan Lund
Director                    Director

Mary Reumuth                Nicolas Roelofs
Director                    Director

Gustavo Salem                Tommi Unkuri
Director                    Director

Robert Schueren
Director

Our audit report was submitted on the day stated in our electronic signature
Ernst & Young AB

Fredrik Norrman
Authorized public accountant